  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 23, 1998

                                                REGISTRATION NO. 333-48019
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                             AMENDMENT NO. 1

                                  TO THE
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                            STANDARD PACIFIC CORP.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------
     DELAWARE                           1531                    33-0475989
(STATE OF INCORPORATION)     (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
                             CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)

                         1565 WEST MACARTHUR BOULEVARD
                         COSTA MESA, CALIFORNIA 92626
                                (714) 668-4300
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------
                              ARTHUR E. SVENDSEN
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                            STANDARD PACIFIC CORP.
                         1565 WEST MACARTHUR BOULEVARD
                         COSTA MESA, CALIFORNIA 92626
                                (714) 668-4300
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                WITH COPIES TO:

           CLAY A. HALVORSEN, ESQ.                    ROBERT K. MONTGOMERY, ESQ.
 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY       GIBSON, DUNN & CRUTCHER LLP
           STANDARD PACIFIC CORP.                       2029 CENTURY PARK EAST
       1565 WEST MACARTHUR BOULEVARD                    LOS ANGELES, CA 90067
           COSTA MESA, CA 92626

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED APRIL 23, 1998

PROSPECTUS

--------------------------------------------------------------------------------
                             Standard Pacific Corp.
                           Offer For All Outstanding
                            8% Senior Notes Due 2008
                                In Exchange For
                       8% Series A Senior Notes Due 2008

                 This Exchange Offer will expire at 5:00 p.m.,

           New York City time, on May 27, 1998, unless extended
--------------------------------------------------------------------------------

  Standard Pacific Corp., a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange up to $100 million aggregate principal amount of its new 8% Series A Senior Notes Due 2008 (the "New Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of its outstanding 8% Senior Notes Due 2008 (the "Old Notes"), which have not been so registered. The terms of the New Notes are identical in all material respects to the Old Notes, except for the absence of certain transfer restrictions relating to the Old Notes. The New Notes will evidence the same indebtedness as the Old Notes, and will be issued pursuant to, and entitled to the benefits of, the same Indenture (as defined) that governs the Old Notes.

                       [LOGO OF STANDARD PACIFIC CORP.]

  The Company will accept for exchange any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on May 27, 1998 unless extended (the "Expiration Date"). The Exchange Offer is not conditioned upon any principal amount of the Old Notes being tendered for exchange pursuant to the Exchange Offer. The Exchange Offer is subject to certain other customary conditions. See "The Exchange Offer--Certain Conditions to the Exchange Offer." The Company will not receive any proceeds from the Exchange Offer.

  The New Notes will mature on February 15, 2008. Interest on the New Notes will be payable semi-annually on February 15 and August 15 of each year, commencing August 15, 1998. The New Notes are redeemable at the option of the Company, in whole or in part, at any time on or after February 15, 2003 at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of redemption. The New Notes will be, and the Old Notes currently are, senior unsecured obligations ranking pari passu with the Company's other existing and future senior unsecured indebtedness.

  In the event of a Change of Control (as defined), the Company is required to offer to repurchase all of the New Notes at a price equal to 101 percent of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. In addition, the Company will, under certain circumstances, be obligated to make an offer to purchase a portion of the New Notes, and pay accrued and unpaid interest, if any, to the date of purchase, in the event of the Company's failure to maintain a minimum Consolidated Net Worth (as defined) or in the event of certain asset sales. See "Description of the New Notes--Certain Covenants."

                                               (Continued on the following page)

                                  -----------

  SEE "RISK FACTORS" WHICH BEGINS ON PAGE 14 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN RISKS THAT HOLDERS OF OLD NOTES SHOULD CONSIDER IN CONNECTION WITH THIS EXCHANGE OFFER.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   COMMISSION OR  ANY STATE SECURITIES  COMMISSION PASSED UPON  THE ACCURACY
    OR ADEQUACY  OF THIS PROSPECTUS. ANY REPRESENTATION TO  THE CONTRARY IS
                              A CRIMINAL OFFENSE.

               The date of this Prospectus is April  , 1998.

  As of December 31, 1997, the aggregate amount of senior indebtedness of the Company, after giving effect to the application of net proceeds from the sale of the Old Notes, would have been approximately $178.1 million (excluding indebtedness relating to discontinued operations, secured indebtedness, trade payables and the sale of the Old Notes). The New Notes are effectively subordinated to all existing and future indebtedness, including trade payables, of the Company's subsidiaries, which indebtedness totaled approximately $15.6 million at December 31, 1997 (excluding indebtedness relating to discontinued operations). Although the Indenture contains limitations on the incurrence of Indebtedness (as defined), the Company and its subsidiaries could incur significant additional Indebtedness, including pari passu senior indebtedness. See "Capitalization" and "Description of the New Notes--Certain Covenants."

  The holder of each Old Note accepted for exchange will receive a New Note having a principal amount equal to that of the surrendered Old Note. The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from February 15, 1998. Old Notes accepted for exchange will not receive any payment in respect of accrued interest on such Old Notes.

  The Old Notes were issued and sold on February 10, 1998 in a transaction exempt from the registration requirements of the Securities Act and may not be reoffered or resold in the United States unless so registered or pursuant to an applicable exemption under the Securities Act. The New Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement (as defined).

  Based on certain interpretive letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Company believes that a holder of Old Notes (other than (i) a broker-dealer who purchased such Old Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person who is an affiliate of the Company within the meaning of Rule 405 under the Securities Act) who exchanges Old Notes for New Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes, will be allowed to resell the New Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the New Notes a prospectus that satisfies the requirements of the Securities Act. See "The Exchange Offer--Purpose of the Exchange Offer" and "--Resales of the New Notes." However, a broker-dealer who holds Old Notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes. For a period of 180 days from the Expiration Date, the Company will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." If any other holder is deemed to be an "underwriter" within the meaning of the Securities Act or acquires New Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the New Notes, such holder must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless an exemption from registration is otherwise available.

  The Company will pay all the expenses incident to the Exchange Offer. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, the Company will promptly return the Old Notes to the holders thereof. See "The Exchange Offer."

  There has been no public market for the Old Notes and no active public market for the New Notes is currently anticipated. The Company currently does not intend to apply for the listing of the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. The Initial Purchasers (as defined) have advised the Company that each of the Initial Purchasers currently intends to make a market in the New Notes; however, none of the Initial Purchasers is obligated to do so and any market making may be discontinued by the Initial Purchasers at any time without notice. Accordingly, no assurance can be given as to the liquidity or the trading market for the New Notes.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the New Notes offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the New Notes offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus concerning the provisions of certain documents are not necessarily complete. With respect to each such document, reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description thereof, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. The Registration Statement and such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional offices of the Commission: New York Regional office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional office, Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60601. Copies of such material can be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains an Internet Web Site at www.sec.gov that contains reports and other information. In addition, the reports, proxy statements and other information filed by the Company may be inspected at the offices of the New York Stock Exchange (the "NYSE") upon which the Common Stock of the Company is traded.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been filed with the Commission pursuant to the Exchange Act and are incorporated herein by reference and made a part of this
Prospectus:

    1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the date 180 days after the termination of the Exchange Offer contemplated hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, FROM CLAY A. HALVORSEN, SECRETARY, STANDARD PACIFIC CORP., 1565 WEST MACARTHUR BOULEVARD, COSTA MESA, CALIFORNIA 92626, (TELEPHONE NO. (714) 668-4300). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY THE DATE FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE.

                                    SUMMARY

  This summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Prospectus. Certain capitalized terms used herein are defined elsewhere in this Prospectus.

                                  THE COMPANY

  Standard Pacific Corp. (the "Company") designs, constructs and sells high quality, single-family homes targeted primarily to the move-up buyer. The Company is a leading builder in California where it has operated for over 30 years and also has established operations in Texas. The Company is geographically diversified in these markets with operations in Orange, Riverside, San Bernardino, San Diego and Ventura Counties in southern California, in the San Francisco Bay area of northern California and in Houston, Dallas and Austin, Texas. For the year ended December 31, 1997, the Company had revenues and EBITDA (as defined) of $584.6 million and $67.5 million, respectively.

  The Company believes it is well-positioned to continue benefiting from the recovery in the California housing market as a result of its strong land position and local market knowledge. California is the third largest housing market in the United States and is the largest, and one of the most diversified, states in terms of economic activity. Employment growth historically has been an indicator for the economy and housing demand. For the years ended 1996 and 1997, California non-farm employment increased 2.8 percent in each year, compared with 2.1 percent and 2.7 percent increases in the United States during the same periods. Single-family building permits issued in California in the fourth quarter of 1997 are estimated to have totaled approximately 22,000, a 33 percent increase from the approximately 16,500 permits issued in the same period in 1996.

  The improving California economy has resulted in increased demand for the Company's homes. During 1997, the Company's deliveries of homes increased 20 percent to 1,946 units and its revenues increased 46 percent to $584.6 million. In addition, at December 31, 1997, the Company's backlog was 566 units, or $191.7 million, compared to 485 units, or $168.7 million, at December 31, 1996.

  The Company believes that its long history of building high quality homes in California and Texas and its conservative operating strategy have enabled the Company to successfully weather cyclical downturns and position the Company to continue to capitalize on the improving California market. The main elements of the Company's strategy include:

  Focus on Broad Move-Up Market. The Company concentrates on the construction of single-family homes for use as primary residences by move-up buyers. The Company believes that the market for primary residences is more resistant to economic downturns than the market for second or vacation homes. The average selling price of the Company's homes over the year ended December 31, 1997 was approximately $307,000. Currently, the Company expects to concentrate its efforts on acquiring land that is suitable for the construction and sale of homes generally in the price range of $150,000 to $400,000, which represents a broad market segment in the Company's market areas. The Company also constructs and sells homes in the $400,000 to $800,000 price range in certain of its California markets.

  Reputation for High Quality, Single-Family Homes. The Company believes that it has an established reputation for providing high quality homes. The Company prides itself on its ability to design unique and attractive homes and provide its customers with a wide selection of options. The Company believes that its long history of providing high quality homes has resulted in many repeat buyers and word-of-mouth sales. The Company also uses extensive marketing to sell its homes, and its homes are generally sold by its own staff of sales personnel through the use of model homes which are usually maintained at each project site. The Company also makes extensive use of advertisements in local newspapers, illustrated brochures, billboards and on-site displays.

  Conservative Operating Strategy. The Company customarily acquires unimproved land zoned for residential use which appears suitable for the construction of 50 to 300 homes in increments of 10 to 30 homes. The Company generally purchases land only when it projects commencement of construction within a relatively short time period. The number of homes built in the first increment of a project is based upon internal market studies. The timing and size of subsequent increments depend to a large extent upon sales rates experienced in the earlier increments. By developing projects in increments, the Company has been able to respond to local market conditions and control the number of its completed and unsold homes. Additionally, an increasing percentage of the Company's lots are controlled through joint ventures. The Company uses joint ventures for certain land development projects that have long lead times or are of significant size requiring substantial capital investments.

  Strong Land Position. The Company has been operating in California for over 30 years and has established an excellent reputation with land owners. The Company believes that its long standing relationships with land owners and developers in California give the Company a competitive edge in securing quality land positions at competitive prices. In order to ensure an adequate supply of land for future homebuilding activities, the Company generally attempts to maintain an inventory of building sites sufficient for construction of homes over a period of approximately three to five years. The Company believes that its 9,016 owned or controlled building sites at December 31, 1997, in addition to any land sites for which the Company may enter into negotiations, will be sufficient for its operations over this period.

  Geographic Diversification. The Company has focused its California homebuilding activities in Orange, Riverside, San Bernardino, San Diego and Ventura Counties in southern California, and in the San Francisco Bay area of northern California. Additionally, the Company has projects in the Houston, Dallas and Austin markets in Texas. The Company's policy of diversifying among different geographic areas has enabled it to reduce the impact of adverse local economic conditions. Additionally, the Company believes that it has significant opportunities to expand in its existing markets and to enter new geographic markets.

  Control of Overhead and Operating Expenses. Throughout its history, the Company has sought to minimize overhead expenses in order to be more flexible in responding to the cyclical nature of its business. The Company strives to control its overhead costs by centralizing certain of its administrative functions and by limiting the number of middle level management positions.

  Experienced Management and Decentralized Operations. The Company's senior corporate and division operating managers average over 20 years of experience in the homebuilding business. Each division is run by a local manager. One of the essential criteria in the selection of a divisional manager is the individual's in-depth familiarity with the geographic areas within which the division operates. The decisions regarding selection of parcels of land for purchase and development are made in conjunction with the officers of the Company, and thereafter, each manager conducts the operations of the division relatively autonomously as a separate profit center.

                                ----------------

  The Company's principal executive offices are located at 1565 West MacArthur Boulevard, Costa Mesa, California 92626, and its telephone number is (714) 668-4300.

                              RECENT DEVELOPMENTS

  Disposition of Panel Concepts. In December 1997, the Company completed the sale of Panel Concepts, Inc. ("Panel Concepts"), the Company's former office furniture systems subsidiary, to HON Industries, Inc., a national furniture manufacturer, for a cash sales price of approximately $9.5 million, after distribution of certain non-operating assets to the Company totaling approximately $9 million. Panel Concepts has been accounted for as a discontinued operation and the results of its operations have been segregated in the Company's consolidated financial statements included elsewhere in this Prospectus. The disposition of Panel Concepts represents an important step in the Company's long-term strategy of focusing on its core homebuilding business.

  Disposition of Standard Pacific Savings. In May 1997, the Company's Board of Directors adopted a plan of disposition for the Company's savings and loan subsidiary, Standard Pacific Savings, F.A. ("Savings"). Pursuant to the plan, the Company sold substantially all of Savings' mortgage loan portfolio in June 1997. The Company also entered into a definitive agreement to sell the remainder of Savings' business, including Savings' charter. The definitive agreement was subject to a number of conditions, including approval of the transaction by the Office of Thrift Supervision ("OTS"). As a result of the failure of the OTS to approve the transaction prior to the definitive agreement's termination date, the definitive agreement terminated on January 31, 1998. The Company plans to continue pursuing a disposition strategy with respect to Savings and, therefore, Savings has been accounted for as a discontinued operation and the results of its operations have been segregated in the Company's consolidated financial statements included elsewhere in this Prospectus. Savings has not offered mortgage financing to the Company's home buyers since July 1994, and the sale of Savings is not expected to have any impact on sales of the Company's homes. Management currently estimates that both the disposition of Savings under the plan and the operating results of Savings for the period through the disposition will not result in a significant gain or loss to the Company.

  Acquisition of Duc Development Company. On September 30, 1997, the Company acquired Duc Development Company ("Duc"), a privately held northern California homebuilder, for cash consideration of approximately $16 million which includes $5 million of contingent consideration which is to be paid upon the Company obtaining entitlement improvements on a certain parcel of land. In addition, the Company acquired certain other real estate assets related to Duc's operations for approximately $55 million in cash, funded from the Company's Revolving Credit Facility (as defined), and the assumption of $8 million of debt. The Duc acquisition added over 1,400 single family lots and 12 new projects to the Company's operations, increasing the Company's lot position to over 3,000 home sites strategically located in the San Francisco Bay area real estate market. The acquisition also created an additional bay area division office and expanded the Company's operations into two new counties, San Benito and Monterey. Deliveries from the acquisition are expected to have a positive impact on deliveries by the northern California division beginning in the latter half of 1998.

  Proposed Acquisition of The Olson Company. The Company is engaged in discussions to acquire The Olson Company, a leading southern California urban in-fill homebuilder. The proposed acquisition offers the Company the opportunity to develop a leading presence in a complementary and growing homebuilding market segment. If completed, it is expected that the acquisition would be accounted for as a pooling of interests. This transaction is subject to customary conditions, including execution of a definitive acquisition agreement and satisfactory completion of the Company's due diligence examination. No assurances can be given that the transaction will be consummated.

  Family Lending Services, Inc. The Company recently formed Family Lending Services, Inc. ("Family Lending Services"), which will operate as a mortgage banking subsidiary of the Company, offering mortgage financing to the Company's home buyers and others. Family Lending Services is in the process of obtaining required regulatory approvals and mortgage warehouse financing and is currently expected to begin offering mortgage financing to home buyers in the second quarter of 1998.

                             THE OLD NOTES OFFERING

Old Notes.....................  The Old Notes were sold by the Company (the
                                "Old Notes Offering") on February 10, 1998 (the "Original Issue Date") to SBC Warburg Dillon Read Inc., BancAmerica Robertson Stephens and Donaldson, Lufkin & Jenrette Securities Corporation (the "Initial Purchasers") pursuant to a Purchase Agreement dated February 5, 1998 (the "Purchase Agreement"). The Initial Purchasers subsequently reoffered the Old Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States to foreign purchasers in reliance on Regulation S under the Securities Act.

Registration Rights Agree-
ment..........................  Pursuant to the Purchase Agreement, the Company
                                and the Initial Purchasers entered into a Registration Rights Agreement dated as of February 10, 1998 (the "Registration Rights Agreement"), which grants the holders of the Old Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy such exchange rights, which terminate upon the consummation of the Exchange Offer.

                               THE EXCHANGE OFFER

Notes Offered.................  Up to $100 million aggregate principal amount of 8% Series A Senior Notes due 2008 (the "New Notes").

The Exchange Offer............  The New Notes are being offered in exchange for a like principal amount of the Company's Old
                                Notes. Old Notes may be exchanged only in integral multiples of $1,000. The issuance of the New Notes is intended to satisfy the obligations of the Company under the terms of the Registration Rights Agreement.

Expiration Date...............  5:00 p.m., New York City time, on May 27, 1998, unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended.

Withdrawal Rights.............  Tenders may be withdrawn at any time prior to
                                5:00 p.m., New York City time, on the
                                Expiration Date.

Accrued Interest on the New
Notes and the Old Notes.......  The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from February 10, 1998. Old Notes accepted for exchange will not receive any payment in respect of accrued interest on such Old Notes. Old Notes not tendered or not accepted for exchange will continue to accrue interest after the date of consummation of the Exchange Offer.
Conditions to the Exchange
Offer.........................  The Exchange Offer is subject to certain conditions, which may be waived by the Company. See "The Exchange Offer--Certain Conditions to the Exchange Offer."

Procedures for Tendering Old
Notes.........................  Each holder of Old Notes wishing to accept the
                                Exchange Offer must complete, sign and date the accompanying Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes and any other required documentation to the Exchange Agent (as defined) at the address set forth herein. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, that neither the holder nor any such other person has any arrangement or understanding with any person to participate in the distribution of such New Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. See "The Exchange Offer--Purpose of the Exchange Offer" and "--Procedures for Tendering Old Notes."

Special Procedures for Bene-
ficial Owners.................  Any beneficial owner whose Old Notes are beneficially registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such beneficial owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering its Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Proce-
dures.........................  Holders of Old Notes who wish to tender their
                                Old Notes and whose Old Notes are not
                                immediately available or who cannot deliver their Old Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent (or comply with the procedures for book-entry transfer) prior to the Expiration Date must tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer-- Guaranteed Delivery Procedures."

Untendered Old Notes; Conse-
quences of Failure to Ex-
change .......................  Following the consummation of the Exchange
                                Offer, holders of Old Notes who do not tender their Old Notes will not have any further exchange rights and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Old Notes could be adversely affected.

                                The Old Notes that are not exchanged pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Old Notes may be resold only (i) to the Company, (ii) pursuant to

                                Rule 144A or Rule 144 under the Securities Act or pursuant to another exemption under the Securities Act, (iii) outside the United States to a foreign person pursuant to the requirements of Rule 904 under the Securities Act or (iv) pursuant to an effective registration statement under the Securities Act. See "The Exchange Offer--Consequences of Failure to Exchange."

Acceptance of Old Notes and
Delivery of New Notes.......    The Company will accept for exchange any and
                                all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York
                                City time, on the Expiration Date. The New
                                Notes issued pursuant to the Exchange Offer will be delivered promptly after the Expiration
                                Date. See "The Exchange Offer--Terms of the
                                Exchange Offer; Period for Tendering Old
                                Notes."

Certain Federal Income Tax
Considerations..............    The Exchange of Old Notes for New Notes
                                pursuant to the Exchange Offer should not be a taxable event for federal income tax purposes.
                                See "Certain United States Federal Income Tax
                                Considerations."


Federal and State
Regulatory Requirements.....    Other than compliance with state securities or
                                "blue sky" laws, there are no federal or state regulatory requirements that must be met prior to consummation of the Exchange Offer.

Rights of Dissenting
Holders.....................    Holders of Old Notes do not have any appraisal
                                or dissenting rights under the Delaware General
                                Corporation Law in connection with the Exchange
                                Offer. See "The Exchange Offer."

Use of Proceeds.............    There will be no cash proceeds to the Company
                                from exchanges made pursuant to the Exchange
                                Offer.

Exchange Agent..............    United States Trust Company of New York (the
                                "Exchange Agent").

                      CONSEQUENCES OF EXCHANGING OLD NOTES
                         PURSUANT TO THE EXCHANGE OFFER

  Based on certain interpretive letters issued by the staff of the Commission to third parties in unrelated transactions, holders of the Old Notes (other than (i) a broker-dealer who purchased such Old Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) any holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchange their Old Notes for New Notes pursuant to the Exchange Offer generally may offer such New Notes for resale, resell such New Notes and otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act provided such New Notes are acquired in the ordinary course of the holder's business and such holder has no arrangement with any person to participate in a distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes that were acquired for its own account as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and the conditions thereto have been met. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the New Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Old Notes reasonably requests in writing. If a holder of Old Notes does not exchange such Old Notes for New Notes pursuant to the Exchange Offer, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. See "The Exchange Offer--Purpose of the Exchange Offer" and "--Resales of the New Notes."

                             TERMS OF THE NEW NOTES


General.......................  The form and terms of the New Notes are the same as the form and terms of the Old Notes except that (i) the New Notes will have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and (ii) the holders of New Notes will not be entitled to certain rights of holders of Old Notes under the Registration Rights Agreement, including the provisions providing for the payment of liquidated damages to holders of the Old Notes in certain circumstances relating to the timing of the Exchange Offer, which rights will terminate when the Exchange Offer is consummated. See "The Exchange Offer--Purpose of the Exchange Offer." The New Notes will evidence the same debt as the Old Notes (which they replace) and will be entitled to the benefits of the Indenture. See "Description of the New Notes."


Interest Payment Dates........  February 15 and August 15 of each year, commencing on August 15, 1998.

Maturity Date.................  February 15, 2008.

Optional Redemption...........  The New Notes are redeemable at the option of the Company, in whole or in part, at any time on or after February 15, 2003 at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of redemption. See "Description of the New Notes--Optional Redemption."

Offer to Purchase.............  In the event of a Change of Control, the
                                Company is required to offer to repurchase all of the New Notes at a price equal to 101 percent of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of the New Notes--Change of Control." In addition, the Company will, under certain circumstances, be obligated to make an offer to purchase a portion of the New Notes in the event of the Company's failure to maintain a minimum Consolidated Net Worth or in the event of certain asset sales. See "Description of the New Notes--Certain Covenants-- Maintenance of Consolidated Net Worth" and "-- Limitation on Asset Sales."

Ranking.......................  The New Notes are senior unsecured obligations of the Company and will rank pari passu with the Company's other existing and future senior unsecured indebtedness. As of December 31, 1997, the aggregate amount of senior indebtedness of the Company, after giving effect to the application of the net proceeds from the Old Notes Offering, would have been approximately $178.1 million (excluding indebtedness relating to discontinued operations, secured indebtedness, trade payables and the Old Notes Offering). The New Notes are effectively subordinated to all existing and future indebtedness, including trade payables, of the Company's subsidiaries, which indebtedness totaled approximately $15.6 million at December 31, 1997 (excluding indebtedness relating to discontinued operations). See "Capitalization" and "Description of the New Notes--Certain Covenants."

Certain Covenants.............  The Indenture pursuant to which the New Notes will be issued imposes certain limitations on the ability of the Company and its Restricted Subsidiaries (as defined) to, among other things, (i) incur additional indebtedness, (ii) create liens, (iii) make Restricted Payments (as defined), (iv) sell assets, (v) engage in transactions with Affiliates (as defined) and
                                (vi) permit certain restrictions on
                                distributions from Restricted Subsidiaries. See "Description of the New Notes--Certain Covenants."

Absence of a Public Market
for the New Notes ............  There has been no public market for the Old
                                Notes and no active public market for the New Notes is currently anticipated. The Company currently does not intend to apply for the listing of the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. The Initial Purchasers have advised the Company that each of the Initial Purchasers currently intends to make a market in the New Notes; however, none of the Initial Purchasers is obligated to do so and any market making may be discontinued by the Initial Purchasers at any time without notice. Accordingly, no assurance can be given as to the liquidity or the trading market for the New Notes.


Risk Factors..................  See "Risk Factors" for a discussion of certain factors that should be considered by holders of the Old Notes.

                        SUMMARY FINANCIAL AND OTHER DATA

  The Summary Financial and Other Data set forth below have been derived from the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. The financial data for the years ended December 31, 1997, 1996, and 1995 were derived from the audited consolidated financial statements of the Company. The Summary Financial and Other Data are qualified in their entirety by, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1997      1996      1995
                                                  --------  --------  --------
                                                    (DOLLARS IN THOUSANDS,
                                                    EXCEPT AVERAGE SELLING
                                                           PRICES)
INCOME STATEMENT DATA
  Revenues....................................... $584,571  $399,863  $346,263
  Cost of sales(1)...............................  490,876   348,066   307,794
  Non-cash charge for impairment of long-lived
   assets(2).....................................      --        --     46,491
                                                  --------  --------  --------
   Gross margin..................................   93,695    51,797    (8,022)
                                                  --------  --------  --------
  Selling, general and administrative ex-
   penses(1).....................................   52,141    37,351    34,873
  Income from unconsolidated joint ventures......    3,787     4,708     6,953
  Interest expense...............................    4,981     7,142     1,860
  Amortization of excess of cost over net assets
   acquired......................................      245       --        --
  Other income...................................      931       936       555
                                                  --------  --------  --------
   Income (loss) from continuing operations
    before income taxes..........................   41,046    12,948   (37,247)
   (Provision) benefit for income taxes..........  (17,070)   (5,197)   14,890
                                                  --------  --------  --------
  Income (loss) from continuing operations(3)....   23,976     7,751   (22,357)
  Income (loss) from discontinued operations, net
   of income taxes(3)............................       48       642    (5,006)
  Gain on disposal of discontinued operation, net
   of income taxes(3)............................    3,302       --        --
                                                  --------  --------  --------
  Net income (loss).............................. $ 27,326  $  8,393  $(27,363)
                                                  ========  ========  ========
SELECTED OPERATING DATA
 New homes delivered:
  California.....................................    1,477     1,131       942
  Texas..........................................      402       338       299
  Joint ventures (California)....................       67       154       195
                                                  --------  --------  --------
  Total..........................................    1,946     1,623     1,436
                                                  ========  ========  ========
 Net new orders:
  California.....................................    1,599     1,458     1,145
  Texas..........................................      428       340       335
                                                  --------  --------  --------
  Total..........................................    2,027     1,798     1,480
                                                  ========  ========  ========
 Backlog at year end (in units)..................      566       485       312
 Backlog at year end (in dollars)................ $191,682  $168,674  $ 77,945
 Active selling communities at year end..........       51        53        49
 Average selling price:
  California deliveries (excluding joint ven-
   tures)........................................ $337,649  $292,007  $308,383
  Texas deliveries............................... $195,631  $185,622  $180,058
  Combined (excluding joint ventures)............ $307,265  $267,529  $277,465
  Combined (including joint ventures)............ $309,239  $261,681  $271,936

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1997     1996     1995
OTHER DATA                                            -------  -------  -------
 Gross margin percentage(4)..........................    16.0%    13.0%    11.1%
 EBITDA(5)........................................... $67,498  $40,807  $38,020
 EBITDA margin percentage............................    11.5%    10.2%    11.0%
 Interest incurred(6)................................ $17,026  $16,687  $19,200

                                                          AT DECEMBER 31,
                                                     --------------------------
                                                       1997     1996     1995
BALANCE SHEET DATA                                   -------- -------- --------
 Real estate inventories............................ $451,848 $372,645 $367,676
 Total assets(3)....................................  547,665  449,114  444,603
 Total debt(3)......................................  214,305  161,767  163,354
 Stockholders' equity...............................  283,778  260,389  257,926

--------
(1) Effective January 1, 1997, the Company changed its presentation of selling costs in its consolidated statements of operations whereby selling costs are now combined with general and administrative expenses. This presentation is consistent with industry practice. Previously, the Company included these costs as a component of cost of sales. The Company reclassified the prior period amounts to conform with the 1997 presentation.

(2) Reflects the adoption by the Company, effective December 31, 1995, of the provisions of Financial Accounting Standards No. 121 ("FAS 121"). Prior to December 31, 1995, each real estate project was carried at the lower of its costs or its estimated net realizable value. FAS 121 changed the method of valuing long-lived assets, including real estate inventories, whereby long-lived assets that are expected to be held and used in operations are to be carried at the lower of cost, or, if impaired, the fair value of the asset, rather than net realizable value.

(3) In May 1997, the Company's Board of Directors adopted a plan for the disposition of the Company's savings and loan subsidiary. In December 1997, the Company completed the sale of Panel Concepts. Accordingly, the Company has accounted for the savings and loan subsidiary and office furniture systems subsidiary as discontinued operations. See Note 12 to the Company's consolidated financial statements included elsewhere in this Prospectus and "--Recent Developments" above.

(4) The 1995 gross margin percentage excludes the $46.5 million non-cash charge for the adoption of FAS 121.

(5) EBITDA means earnings (loss) before taxes and discontinued operations and before (i) interest expensed, (ii) amortization of capitalized interest included in cost of sales, (iii) income from unconsolidated joint ventures,
    (iv) depreciation and amortization and (v) impairment charges of $46.5 million for 1995 related to real estate inventories, and includes income distributions from unconsolidated joint ventures. EBITDA is a widely accepted financial indicator of a company's availability to service debt. However, EBITDA should not be considered as an alternative to operating income or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of the Company's operating performance or as a measure of liquidity.

(6) Interest incurred represents interest expensed and interest capitalized for the applicable periods and excludes interest attributable to discontinued operations.

                STATEMENT REGARDING FORWARD LOOKING DISCLOSURE

  This Prospectus contains "forward looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which represent the Company's expectations or beliefs concerning future events, including, but not limited to, the following: statements regarding the price range of future homes constructed by the Company; statements regarding the inventory turn ratio and carrying costs on newer projects; statements regarding the future home deliveries and income from the Company's unconsolidated joint ventures; statements regarding the impact of the Duc acquisition or the proposed acquisition of The Olson Company; statements regarding a favorable mortgage interest rate environment and an improving California economic climate; statements regarding recovery in the San Diego housing market; statements regarding the backlog of homes; statements regarding the adequacy of the Company's inventory of building sites; statements regarding the availability of building sites for purchase from joint ventures; statements regarding the time typically required to complete the construction phase of an increment of a project; statements regarding the sufficiency of the Company's cash provided by internally generated funds and outside borrowings; statements regarding future net new orders; statements regarding new model home complexes to be opened by the Company during 1998; statements regarding the gain or loss to be recognized by the Company from the planned disposition of Savings and the operating results of Savings for the period through disposition; statements regarding the future operations of Family Lending Services; statements regarding expected Year 2000 compliance and the anticipated impact of the Year 2000 issue on the Company's business operations and financial performance; statements regarding the intended use of proceeds of the Company's offering of its 8% Senior Notes; and statements regarding the expected impact of the adoption of accounting statements on the Company's consolidated financial statements. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, without limitation, the following: change in the demand for new homes attributable to the cyclical and competitive nature of the homebuilding business; changes in general economic conditions; uncertainty in or changes in the continued availability of suitable undeveloped land at reasonable prices; adverse local market conditions; existing and changing governmental regulations, including regulations concerning environmental matters, the permitting process for home construction, savings and loan institutions and mortgage banking; increases in prevailing interest rates; the level of real estate taxes and energy costs; the cost and availability of materials and labor; the availability of construction financing and home mortgage financing attractive to the purchasers of homes; and inclement weather and other natural disasters. Results actually achieved thus may differ materially from expected results included in these and any other forward looking statements contained herein.

                                 RISK FACTORS

  Prospective investors should carefully consider the specific factors set forth below as well as the other information included in this Prospectus before tendering Old Notes in exchange for the New Notes offered hereby.

LAND ACQUISITION AND INVENTORY RISKS

  The development, construction and sale of homes are subject to various risks including, among other things, the continued availability of suitable undeveloped land at reasonable prices and adverse local market conditions resulting from changes in economic conditions or competitive over-building. In the early 1990's and as a result of the national and California recessions which began in 1990, the Company recorded aggregate writedowns of approximately $8.8 million on several of the Company's California projects to value the remaining homes in these projects at estimated net realizable values in order to provide for reserves to cover potential price concessions. At December 31, 1995, and as a result of continued adverse trends experienced in some of the Company's markets, particularly in San Diego, coupled with the adoption of FAS 121, the Company recorded a $46.5 million noncash pretax charge against operations. FAS 121 required a change in the method of valuing long-lived assets, including assets such as the Company's real estate holdings. See Note 2 of the Notes to the Company's consolidated financial statements included elsewhere in this Prospectus.

  Although the Company believes that it has acquired a sufficient number of lots to provide for its home construction activities for the near term, no assurances can be given that the Company will be able to sell the homes it produces on a profitable basis.

ECONOMIC CONDITIONS AND INTEREST RATES

  The Company's business is highly cyclical and is affected by national, world and local economic conditions and events and the effect such conditions and events have on the markets it serves in California and Texas and in particular by the level of mortgage interest rates and consumer confidence in those regions. The Company cannot predict whether interest rates will be at levels attractive to prospective homebuyers. If interest rates increase, and in particular mortgage interest rates, the Company's operating results could be adversely impacted. The recent downturn and continued uncertainty in Asian financial markets, including the devaluation of various Asian currencies, could have an adverse impact on the California and Texas economies and the demand for homes in those states.

DEPENDENCE ON CALIFORNIA MARKET

  The Company presently conducts most of its business in California. There have been periods of time in California where economic growth has slowed and the average sales price of homes in certain areas in California in which the Company does business have declined. There can be no assurance that home sales prices will not decline in the future.

  In past years, several cities and counties in California in which the Company has delivered a significant number of homes have approved the inclusion of "slow growth" initiatives and other election ballot measures which could impact the affordability and availability of homes and land within those localities. Although some of these initiatives have been defeated, the Company believes that if, in the future, similar initiatives are introduced and approved, future residential construction by the Company could be negatively impacted.

LEVERAGE; POTENTIAL ADVERSE EFFECT OF INDEBTEDNESS ON FUTURE OPERATIONS

  As of December 31, 1997, after giving effect to the Old Notes Offering and the application of the proceeds therefrom, the outstanding consolidated indebtedness of the Company would have been $283.4 million (excluding discontinued operations) and the Company would have had stockholders' equity of $283.8 million. In addition, subject to the restrictions in the Indenture, the Company may incur additional indebtedness in the future, some of which may be secured. The Old Notes and New Notes are effectively subordinated to all existing and future indebtedness, including trade payables, of the Company's subsidiaries, which indebtedness totaled approximately $15.6 million at December 31, 1997, without regard to approximately $18.8 million of indebtedness (exclusive of Savings' deposit liabilities) relating to discontinued operations. The Company's ability to make required debt service payments in the future will be dependent upon the Company's operating results, which are subject to financial, economic and other factors affecting the Company that are beyond its control. No assurance can be given that the Company will be able to make required debt service payments. If the Company is at any time unable to generate sufficient cash flow from operations to service its debt, it may be required to seek refinancing for all or a portion of that debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to the Company.

  The Company's unsecured revolving credit facility (the "Revolving Credit Facility") and senior debt instruments contain financial covenants with which the Company currently is in compliance. Significant losses could result in the violation of one or more of these covenants which could result in the unavailability of the liquidity provided by the Revolving Credit Facility.

CHANGE OF CONTROL

  Upon a Change of Control, the Company will be required to offer to repurchase all of the outstanding New Notes at 101 percent of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. There can be no assurance that the Company will have sufficient funds available or will be permitted by its other debt agreements to repurchase the New Notes upon the occurrence of a Change of Control. In addition, a Change of Control may require the Company to offer to repurchase other outstanding indebtedness and may cause a default under the Company's Revolving Credit Facility. The inability to repurchase all of the tendered New Notes would constitute an Event of Default (as defined) under the Indenture. The Change in Control purchase feature of the New Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. See "Description of the New Notes-- Change of Control."

COMPETITION

  The homebuilding industry is highly competitive, with homebuilders competing for customers, desirable properties, financing, raw materials and skilled labor. In each of the areas in which it operates, the Company competes in terms of location, design, quality, price and available mortgage financing with numerous other residential construction firms, including large national and regional firms, some of which have greater financial resources than the Company. In addition, the Company competes with resales of existing residential housing by individuals, financial institutions and others. The Company also competes with rental properties in certain markets.

REGULATORY AND ENVIRONMENTAL MATTERS

  The housing industry is subject to environmental, building, worker health and safety, zoning and real estate regulations by various Federal, state and local authorities. The environmental laws that apply to a given homebuilding site depend upon the site's location, its environmental condition and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause the Company to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in certain environmentally sensitive regions or areas. In addition, certain new developments, particularly in southern California, are subject to various assessments for schools, parks, streets and highways and other public improvements, the costs of which can be substantial. By raising the price of the Company's homes to its customers, an increase in such assessments could have a negative impact on the Company's sales.

  In developing a project, the Company must obtain the approval of numerous governmental authorities regulating such matters as permitted land uses and levels of density, the installation of utility services, such as water and waste disposal, and the dedication of acreage for open space, parks, schools and other community purposes. Furthermore, changes in prevailing local circumstances or applicable law may require additional approvals or modifications of approvals previously obtained, including environmental, zoning and other entitlement issues and may cause delays in the development process. Prior to acquiring a parcel of land, the Company may utilize deposit arrangements which allow the Company ample time to perform proper diligence and investigate and resolve necessary issues.

RISK OF MATERIAL AND LABOR SHORTAGES

  The Company is not presently experiencing any serious material or labor shortages; however, the residential construction industry in the past has, from time to time, experienced serious material and labor shortages, including shortages in insulation, drywall, certain carpentry work and cement and fluctuating lumber prices and supply. Delays in construction of homes and higher costs due to these shortages could have an adverse effect upon the Company's operations.

NATURAL RISKS

  Climatic conditions, such as unusually heavy or prolonged rain, including "El Nino" conditions, or other natural disasters such as earthquakes or fires, may affect operations in certain areas. In addition, the state of California has periodically experienced drought conditions resulting in water conservation measures and in some cases rationing by local municipalities in which the Company does business. Restrictions by governmental agencies on future construction activity as a result of limited water supplies could have an adverse effect upon the Company's operations.

LACK OF PUBLIC MARKET FOR NEW NOTES; LIMITED LIQUIDITY

  There is currently no established market for the New Notes and there can be no assurance as to the liquidity of markets that may develop for the New Notes, the ability of holders of the New Notes to sell their New Notes or the price at which such holders would be able to sell their New Notes. If such markets were to exist, the New Notes could trade at prices that may be higher or lower than the initial market values thereof depending on many factors, including prevailing interest rates and the markets for similar securities. The Old Notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. The Company does not intend to apply for listing of the New Notes on any securities exchange or for quotation through any automated quotation system. The Initial Purchasers have advised the Company that they currently intend to make a market in the Old Notes, and, if issued, the New Notes. However, none of the Initial Purchasers is obligated to do so, and any market-making with respect to the Old Notes or the New Notes may be discontinued at any time without notice. In addition, such market-making activity may be limited during the pendency of the Exchange Offer. The Exchange Offer will not be conditioned upon any minimum or maximum aggregate principal amount of Old Notes being tendered for exchange. No assurance can be given as to the liquidity of the trading market for the New Notes, or, in the case of non-tendering holders of Old Notes, the trading market for the Old Notes following the Exchange Offer. See "Plan of Distribution."

                              THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

  The Exchange Offer is designed to provide holders of Old Notes with an opportunity to acquire New Notes which, unlike the Old Notes, will be freely tradable at all times, subject to any restrictions on transfer imposed by state "blue sky" laws and provided that the holder is not an affiliate of the Company within the meaning of the Securities Act and represents that the New Notes are being acquired in the ordinary course of such holder's business and the holder is not engaged in, and does not intend to engage in a distribution of the New Notes. The outstanding Old Notes in the aggregate principal amount of $100 million were originally issued and sold on February 10, 1998 (the "Original Issue Date"). The original sale to the Initial Purchasers was not registered under the Securities Act in reliance upon the exemption provided by
Section 4(2) of the Securities Act and the concurrent resale of the Old Notes to investors was not registered under the Securities Act in reliance upon the exemption provided by Rule 144A promulgated under the Securities Act and outside the United States to foreign purchasers in reliance on Regulation S under the Securities Act. The Old Notes may not be reoffered, resold or transferred other than pursuant to a registration statement filed pursuant to the Securities Act or unless an exemption from the registration requirements of the Securities Act is available. Pursuant to Rule 144, Old Notes may generally be resold (a) commencing one year after the Original Issue Date, in an amount up to, for any three-month period, the greater of 1% of the Old Notes then outstanding or the average weekly trading volume of the Old Notes during the four calendar weeks immediately preceding the filing of the required notice of sale with the Commission and (b) commencing two years after the Original Issue Date, in any amount and otherwise without restriction by a holder who is not, and has not been for the preceding 90 days, an affiliate of the Company. The Old Notes are eligible for trading in the PORTAL market, and may be resold to certain qualified institutional buyers pursuant to Rule 144A. Certain other exemptions may also be available under other provisions of the federal securities laws for the resale of the Old Notes.

  The staff of the Commission has issued certain interpretive letters that concluded, in circumstances similar to those contemplated by the Exchange Offer, that new debt securities issued in a registered exchange for outstanding debt securities, which new securities are intended to be substantially identical to the securities for which they are exchanged, may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchases such securities from the issuer to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person who is an affiliate of the issuer within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provision of the Securities Act, provided that the new securities are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in the distribution of the new securities. However, a broker-dealer who holds outstanding debt securities that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act, and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the new securities received by the broker-dealer in any such exchange. See "--Resales of the New Notes." The Company has not requested or obtained an interpretive letter from the Commission staff with respect to this Exchange Offer, and the Company and the holders are not entitled to rely on interpretive advice provided by the staff to other persons, which advice was based on the facts and conditions represented in such letters. However, the Exchange Offer is being conducted in a manner intended to be consistent with the facts and conditions represented in such letters. If any holder has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, each broker-dealer that receives New Notes for its own account in exchange for the Old Notes, where such Old Notes were acquired by such broker-dealers as a result market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." By delivering the Letter of Transmittal, a holder tendering Old Notes for exchange will represent and warrant to the Company that the holder is acquiring the New Notes in the ordinary course of its business and that the holder is not engaged in, and does not intend to engage in, a distribution of the New Notes. Any holder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the Exchange Offer must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Holders who do not exchange their Old Notes pursuant to this Exchange Offer will continue to hold Old Notes that are subject to restrictions on transfer.

  It is expected that the New Notes will be freely transferable by the holders thereof, subject to the limitations described in the immediately preceding paragraph and in "--Resales of the New Notes." Sales of New Notes acquired in the Exchange Offer by holders who are "affiliates" of the Company within the meaning of the Securities Act will be subject to certain limitation on resale under Rule 144 of the Securities Act. Such persons will only be entitled to sell New Notes in compliance with the volume limitations set forth in Rule 144, and sales of New Notes by affiliates will be subject to certain Rule 144 requirements as to the manner of sale, notice and the availability of current public information regarding the Company. The foregoing is a summary only of Rule 144 as it may apply to affiliates of the Company. Any such persons must consult their own legal counsel for advice as to any restrictions that might apply to the resale of their New Notes.

  The New Notes otherwise will be substantially identical in all material respects (including interest rate, maturity, security and restrictive covenants) to the Old Notes for which they may be exchanged pursuant to this Exchange Offer.

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

  Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will issue $1,000 principal amount of New Notes for each $1,000 principal amount of its outstanding Old Notes that are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. Old Notes tendered in the Exchange Offer must be in denominations of $1,000 or any integral multiple thereof. As used herein, the term "Expiration Date" means 5:00 p.m., New York City time, on May 27, 1998; provided, however, that if the Company, in its sole discretion, has extended the period of time during which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

  As of the date of this Prospectus, $100 million aggregate principal amount of Old Notes is outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about April 27, 1998, to all holders of Old Notes known to the Company. The Company's obligation to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain customary conditions as set forth below under "--Certain Conditions to the Exchange Offer."

  The Notes will bear interest from and including the Original Issue Date. Accordingly, holders who receive New Notes in exchange for Old Notes will forego accrued but unpaid interest on their exchanged Old Notes for the period from and including the Original Issue Date to the date of exchange, but will be entitled to such interest under the New Notes. Holders of Old Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the Exchange Offer.

  The Company expressly reserves the right, at any time and from time to time, to extend the period of time during which the Exchange Offer is open, and thereby to delay acceptance for exchange of any Old Notes, by giving oral or written notice of such extension to the holders of the Old Notes as described below. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holders thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

  The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions to the Exchange Offer specified below under "--Certain Conditions to the Exchange Offer." The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

EXPIRATION DATE; EXTENSIONS; TERMINATION

  The Exchange Offer will expire at 5:00 p.m., New York City time, on May 27, 1998 subject to extension by the Company by notice to the Exchange Agent as herein provided. The Company reserves the right to extend the Exchange Offer at its discretion, in which event the term "Expiration Date" shall mean the time and date on which the Exchange Offer as so extended shall expire. The Company shall notify the Exchange Agent and the holders of Old Notes of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

  The Company reserves the right to extend or terminate the Exchange Offer and not accept for exchange any Old Notes if any of the events set forth below under "--Certain Conditions to the Exchange Offer" occur and are not waived by the Company, by giving oral or written notice of such delay or termination to the Exchange Agent. See "--Certain Conditions to the Exchange Offer." The rights reserved by the Company in this paragraph are in addition to the Company's rights set forth below under the caption "--Certain Conditions to the Exchange Offer."

PROCEDURES FOR TENDERING OLD NOTES

  Only a registered holder of Old Notes may tender such Old Notes in the Exchange Offer. The tender to the Company of Old Notes by a holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit either (i) a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at one of the addresses set forth below under "Exchange Agent," or (ii) if such Old Notes are tendered pursuant to the procedures for book-entry transfer set forth below, a holder tendering Old Notes may transmit an Agent's Message (as defined) to the Exchange Agent in lieu of the Letter of Transmittal, in either case on or prior to the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company ("DTC" or the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, along with the Letter of Transmittal or an Agent's Message, as the case may be, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message, transmitted to the Book-Entry Transfer Facility and received by the Exchange Agent and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the tendering Participant (defined herein) that such Participant has received and agrees to be bound by the Letter of Transmittal and that the Company may enforce the Letter of Transmittal against such Participant.

  THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL OR AGENT'S MESSAGES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

  Any beneficial owner of Old Notes whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender such Old Notes in the Exchange Offer should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on its own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such beneficial owner's Old Notes, either make appropriate arrangements to register ownership of such Old Notes in such beneficial owner's name or obtain a properly completely bond power from the registered holder. The transfer of registered ownership may take considerable time.

  Signatures on a Letter of Transmittal or a notice of withdrawal described below (see "--Withdrawal Rights"), as the case may be, must be guaranteed (see "--Guaranteed Delivery Procedures") unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered holder of those Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or, a notice of withdrawal, as the case may be, are required to be guaranteed, such guaranties must be by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by or be accompanied by a written instrument or instruments of transfer or exchange in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder exactly as the name or names of the registered holder or holders appear on the Old Notes with the signature thereon guaranteed by an Eligible Institution.

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or not to accept any particular Old Notes not properly tendered or the acceptance of which might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation by the Company of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. None of the Company, the Exchange Agent or any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

  If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Company, submit with the Letter of Transmittal proper evidence satisfactory to the Company of their authority to so act.

  By tendering Old Notes for exchange, each holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, and that neither the holder nor such other person has any arrangement or understanding with any person to engage or participate in a distribution of the New Notes. If any holder or any such other person is an "affiliate", as defined under Rule 405 of the Securities Act, of the Company or is engaged in or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of such New Notes to be acquired pursuant to the Exchange Offer, such holder or any such other person (i) may not rely on the applicable interpretation of the staff of the Commission and
(ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

BOOK-ENTRY TRANSFER

  The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or a facsimile thereof, with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the addresses set forth below under "--Exchange Agent" on or prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

  If a registered holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be-completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) on or prior to 5:00 p.m., New York City time, on the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of the Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery, a duly executed Letter of Transmittal, the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the Letter of Transmittal, the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal are deposited by the Eligible Institution with the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

  Notwithstanding any other provisions of the Exchange Offer, and subject to its obligations pursuant to the Registration Rights Agreement, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes, and may terminate or amend the Exchange Offer, if, at any time before the acceptance of such New Notes for exchange, a material change occurs that is likely to affect the Exchange Offer, including but not limited to the following:


    (a) there shall be instituted or threatened any action or proceeding by or before any court or governmental agency challenging the Exchange Offer or otherwise directly or indirectly relating to the Offer or otherwise materially impairing the ability of the Company to proceed with the Exchange Offer;

    (b) there shall occur any development in any pending action or proceeding that, in the sole judgment of the Company, would or might (i) have an adverse effect on the ability of the Company to proceed with the Exchange Offer, (ii) prohibit, restrict or delay consummation of the Exchange Offer, or (iii) impair the contemplated benefits of the Exchange Offer;

    (c) any statute, rule or regulation shall have been proposed or enacted, or any action shall have been taken by any governmental authority which, in the sole judgment of the Company, would or might (i) have an adverse effect on the ability of the Company to proceed with the Exchange Offer, (ii) prohibit, restrict or delay consummation of the Exchange Offer, or (iii) impair the contemplated benefits of the Exchange Offer; or

    (d) there exists, in the sole judgment of the Company, any actual or threatened legal impediment (including a default or prospective default under an agreement indenture or other instrument or obligation to which the Company is a party or by which it is bound) to the consummation of the transactions contemplated by the Exchange Offer.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in whole or in part at any time and from time to time in its sole discretion. Moreover, regardless of whether any of such conditions has occurred, the Company may amend the Exchange Offer in any manner which, in its good faith judgment, is advantageous to the holders. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order is threatened by the Commission or in effect with respect to the Registration Statement of which this Prospectus is a part or with respect to the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

  The Exchange Offer is not conditioned on any minimum principal amount of Old Notes being tendered for exchange.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

  Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "--Certain Conditions to the Exchange Offer" above. For purposes of the Exchange Offer, the Company will be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

  For each Old Note accepted for exchange, the holder of such Old Note will receive as set forth below under "Description of the New Notes--Book-Entry, Delivery and Form" a New Note having a principal amount equal to that of the surrendered Old Note. Registered holders of New Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from February 10, 1998. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Accordingly, holders whose Old Notes are accepted for exchange will not receive any payment in respect of accrued interest on such Old Notes otherwise payable on any interest payment date for which the record date occurs on or after consummation of the Exchange Offer. Old Notes not tendered or not accepted for exchange will continue to accrue interest after the date of consummation of the Exchange Offer.

  In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents or, in the case of a Book-Entry Confirmation, an Agent's Message in lieu thereof. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

WITHDRAWAL RIGHTS

  Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "--Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal, with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution in which case such guarantee will not be required. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination will be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "--Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

EXCHANGE AGENT

  United States Trust Company of New York has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

            United States Trust Company of New York, Exchange Agent

                       By Registered or Certified Mail:

                    United States Trust Company of New York
                                 P. O. Box 844
                        Attn: Corporate Trust Services
                                Cooper Station
                         New York, New York 10276-0844

           By Hand up to 4:30 PM:          By Overnight Courier or, on the Expiration Date,
                                                        by Hand after 4:30 PM:
   United States Trust Company of New York     United States Trust Company of New York
                111 Broadway                           770 Broadway, 13th Floor
                 Lower Level                           New York, New York 10003
       Attn: Corporate Trust Services               Attn: Corporate Trust Services
          New York, New York 10006

                                 By Facsimile:

                    United States Trust Company of New York
                              Fax: (212) 780-0592
                     Confirm by Telephone: (800) 548-6565

  DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

FEES AND EXPENSES

  The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make an payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. The Company, however, will pay reasonable and customary fees and reasonable out-of-pocket expenses to the Exchange Agent in connection therewith. The Company will also pay the cash expenses to be incurred in connection with the Exchange Offer, including registration, accounting, legal, printing, and related fees and expenses.

TRANSFER TAXES

  Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer taxes thereon.

RESALES OF THE NEW NOTES

  With respect to resales of New Notes based on certain interpretive letters issued by the staff of the Commission to third parties, the Company believes that a holder of New Notes (other than (i) a broker-dealer who purchased such Old Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person who is an affiliate of the Company within the meaning of Rule 405 under the Securities Act) who exchanged Old Notes for New Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes, will be allowed to resell the New Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the New Notes a prospectus that satisfies the requirements of the Securities Act. However, a broker-dealer who holds Old Notes that were acquired for its own account as a result of market making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act. For a period of 180 days from the Expiration Date, the Company will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. If any other holder is deemed to be an "underwriter" within the meaning of the Securities Act or acquires New Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the New Notes, such holder must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless an exemption from registration is otherwise available.

ACCOUNTING TREATMENT

  The New Notes will be recorded at the same carrying value as the Old Notes, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The Company's expenses of the Exchange Offer will be capitalized for accounting purposes.

CONSEQUENCES OF FAILURE TO EXCHANGE

  Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the provisions in the Indenture regarding transfer and exchange of the Old Notes and the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act. The Company does not currently anticipate that it will register Old Notes under the Securities Act. See "Summary-- Consequences of Exchanging Old Notes Pursuant to the Exchange Offer."

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at December 31, 1997 and as adjusted to give effect to the issuance of the Old Notes and the application of the estimated net proceeds therefrom.

                                                            DECEMBER 31, 1997
                                                            ------------------
                                                                         AS
                                                             ACTUAL   ADJUSTED
                                                            --------  --------
                                                               (DOLLARS IN
                                                               THOUSANDS)
Cash--Continuing operations(1)............................. $  8,381  $ 75,518
                                                            ========  ========
Debt:
  Unsecured notes payable.................................. $ 19,000  $    --
  Trust deed notes payable.................................   17,174     5,990
  10 1/2% Senior Notes due 2000(1).........................   78,800    78,800
  8 1/2% Senior Notes due 2007, net........................   99,331    99,331
  8% Senior Notes due 2008, net............................      --     99,321
                                                            --------  --------
    Total debt.............................................  214,305   283,442
                                                            --------  --------
Stockholders' equity:
  Preferred Stock, $.01 par value; 10,000,000 shares
   authorized; none issued.................................      --        --
  Common Stock, $.01 par value; 100,000,000 shares
   authorized; 29,637,281 shares issued and outstanding(2).      296       296
  Paid-in capital..........................................  283,525   283,525
  Accumulated deficit......................................      (43)      (43)
                                                            --------  --------
    Total stockholders' equity.............................  283,778   283,778
                                                            --------  --------
      Total capitalization................................. $498,083  $567,220
                                                            ========  ========

--------
(1) Does not reflect the use of $20 million of cash from the net proceeds of the Old Notes Offering which was be used to fund a sinking fund payment due March 1, 1998 for the 10 1/2% Senior Notes due 2000.
(2) Excludes 1,283,490 shares of Common Stock reserved at March 1, 1998 for issuance upon exercise of outstanding options under the Company's 1991 Employee Stock Option Plan and the 1997 Stock Incentive Plan.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data of the Company are derived from information contained in the Company's consolidated financial statements. The financial data for each of the five years in the period ended December 31, 1997 were derived from the audited consolidated financial statements of the Company. The selected consolidated financial data presented below are qualified in their entirety by, and should be read in conjunction with, the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                         YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------------
                             1997        1996      1995(1)       1994        1993
                          ----------  ----------  ----------  ----------  ----------
                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues................  $  584,571  $  399,863  $  346,263  $  374,783  $  249,884
                          ==========  ==========  ==========  ==========  ==========
Income (loss) from
 continuing operations
 before income taxes and
 cumulative effect of
 change in accounting
 for income taxes.......  $   41,046  $   12,948  $  (37,247) $   11,200  $   (1,617)
(Provision) benefit for
 income taxes...........     (17,070)     (5,197)     14,890      (4,595)        710
                          ----------  ----------  ----------  ----------  ----------
Income (loss) from
 continuing operations
 before cumulative
 effect of change in
 accounting for income
 taxes..................      23,976       7,751     (22,357)      6,605        (907)
Income (loss) from dis-
 continued operations,
 net of income taxes....          48         642      (5,006)       (718)      2,726
Gain on disposal of dis-
 continued operation,
 net of income taxes....       3,302         --          --          --          --
Cumulative effect of
 change in accounting
 for income taxes.......         --          --          --          --          858
                          ----------  ----------  ----------  ----------  ----------
Net income (loss).......  $   27,326  $    8,393  $  (27,363) $    5,887  $    2,677
                          ==========  ==========  ==========  ==========  ==========
Basic Income (Loss) Per
 Share:
Income (loss) per share
 from continuing opera-
 tions..................  $     0.82  $     0.26  $    (0.73) $     0.21  $    (0.03)
Income (loss) per share
 from discontinued oper-
 ations,
 net of income taxes....        0.00        0.02       (0.17)      (0.02)       0.09
Gain on disposal of dis-
 continued operation,
 net of income taxes....        0.11         --          --          --          --
Cumulative effect of
 change in accounting
 for income taxes.......         --          --          --          --         0.03
                          ----------  ----------  ----------  ----------  ----------
Net income (loss) per
 share..................  $     0.93  $     0.28  $    (0.90) $     0.19  $     0.09
                          ==========  ==========  ==========  ==========  ==========
Diluted Income (Loss)
 Per Share:
Income (loss) per share
 from continuing opera-
 tions..................  $     0.81  $     0.26  $    (0.73) $     0.22  $    (0.03)
Income (loss) per share
 from discontinued
 operations, net of
 income taxes...........        0.00        0.02       (0.17)      (0.03)       0.09
Gain on disposal of dis-
 continued operation,
 net of income taxes....        0.11         --          --          --          --
Cumulative effect of
 change in accounting
 for income taxes.......         --          --          --          --         0.03
                          ----------  ----------  ----------  ----------  ----------
Net income (loss) per
 share..................  $     0.92  $     0.28  $    (0.90) $     0.19  $     0.09
                          ==========  ==========  ==========  ==========  ==========
Stockholders' equity per
 share..................  $     9.58  $     8.79  $     8.58  $     9.56  $     9.49
Cash dividends paid per
 share..................  $     0.14  $     0.12  $     0.12  $     0.12  $     0.12
Weighted average common
 shares outstanding-
 basic..................  29,504,477  30,000,492  30,488,676  30,616,991  30,585,442
Weighted average common
 and diluted shares out-
 standing-diluted.......  29,807,702  30,011,595  30,488,676  30,674,349  30,633,471
Total assets............  $  547,665  $  449,114  $  444,603  $  531,768  $  542,696
Long-term debt: continu-
 ing operations.........  $  214,305  $   80,000  $  129,062  $  134,360  $  147,273
Stockholders' equity....  $  283,778  $  260,389  $  257,926  $  292,743  $  290,395
Ratio of earnings to
 fixed charges(2).......        3.90x       2.41x       1.96x       2.04x       1.03x

--------
(1) The 1995 pretax loss from continuing operations of $37.2 million reflects the adoption of Financial Accounting Standards No. 121 ("FAS 121") which resulted in a $46.5 million non-cash pretax charge to operations. See Note 2 to the Company's consolidated financial statements included elsewhere in this Prospectus.

(2) For purposes of calculating this ratio, fixed charges consist of interest cost (interest expense plus capitalized interest), one-third of estimated rent expense as representative of the interest portion of rentals and amortization of debt expense, and earnings consist of earnings (loss) before income taxes and discontinued operations and before (i) interest expensed, (ii) amortization of capitalized interest in cost of sales,
    (iii) income from unconsolidated joint ventures, (iv) depreciation and amortization, (v) nonrecurring noncash charges of approximately $46.5 million and $3.1 million in 1995 and 1993, respectively, (vi) one-third of estimated rent expense as representative of the interest portion of rentals and amortization of debt expense, and includes income distributions from unconsolidated joint ventures.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the "Selected Consolidated Financial Data" and the Company's consolidated financial statements and the related notes included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

                        SELECTED FINANCIAL INFORMATION

                                                 YEAR ENDED DECEMBER 31,
                                                ----------------------------
                                                  1997      1996      1995
                                                --------  --------  --------
                                                  (DOLLARS IN THOUSANDS)
Revenues......................................  $584,571  $399,863  $346,263
Cost of sales.................................   490,876   348,066   307,794
Noncash charge for impairment of long-lived
 assets.......................................       --        --     46,491
                                                --------  --------  --------
  Gross margin................................    93,695    51,797    (8,022)
                                                --------  --------  --------
  Gross margin percentage.....................      16.0%     13.0%     11.1%(1)
                                                --------  --------  --------
Selling, general and administrative expenses..    52,141    37,351    34,873
Income from unconsolidated joint ventures.....     3,787     4,708     6,953
Interest expense..............................     4,981     7,142     1,860
Amortization of excess of cost over net assets
 acquired.....................................       245       --        --
Other income..................................       931       936       555
                                                --------  --------  --------
  Income (loss) from continuing operations
   before income taxes........................  $ 41,046  $ 12,948  $(37,247)
                                                ========  ========  ========
--------

(1) The 1995 homebuilding gross margin percentage excludes the $46.5 million noncash charge for the adoption of FAS 121.

                                OPERATING DATA

                                                       YEAR ENDED DECEMBER 31,
                                                      --------------------------
                                                        1997     1996     1995
                                                      -------- -------- --------
                                                        (DOLLARS IN THOUSANDS,
                                                                EXCEPT
                                                       AVERAGE SELLING PRICES)
New homes delivered:
  California.........................................    1,477    1,131      942
  Texas..............................................      402      338      299
  Joint ventures (California)........................       67      154      195
                                                      -------- -------- --------
  Total..............................................    1,946    1,623    1,436
                                                      ======== ======== ========
Net new orders:
  California.........................................    1,599    1,458    1,145
  Texas..............................................      428      340      335
                                                      -------- -------- --------
  Total..............................................    2,027    1,798    1,480
                                                      ======== ======== ========
Backlog at year end (in units).......................      566      485      312
Backlog at year end (in dollars)..................... $191,682 $168,674 $ 77,945
Active selling communities at year end...............       51       53       49
Average selling price:
  California deliveries (excluding joint ventures)... $337,649 $292,007 $308,383
  Texas deliveries................................... $195,631 $185,622 $180,058
  Combined (excluding joint ventures)................ $307,265 $267,529 $277,465
  Combined (including joint ventures)................ $309,239 $261,681 $271,936

 Fiscal Year 1997 Compared to Fiscal Year 1996

  Net income from continuing operations for the year ended December 31, 1997 increased 209 percent from the previous year to $24.0 million, or $0.81 per diluted share, compared to $7.8 million, or $0.26 per diluted share, in 1996. The strong increase in earnings resulted from a record number of new home deliveries, an increase in the average selling price of homes and continued gross margin improvement from the Company's California homebuilding operations.

  The Company delivered 1,946 new homes in 1997 (including 67 homes delivered by the Company's unconsolidated joint ventures), a new fiscal year high, at an average selling price of $309,239 compared to 1,623 new homes (including 154 homes delivered by the Company's unconsolidated joint ventures) at an average selling price of $261,681 during 1996.

  Homebuilding revenues (excluding the Company's unconsolidated joint ventures) also reached a new high of $584.6 million in 1997, an increase of
46.2 percent from the prior year. The increase in revenues from the prior year of approximately $184.7 million resulted primarily from an increase of $109.7 million attributable to a 27.9 percent increase in new home deliveries, a $74.7 million increase due to a 14.9 percent higher average selling price, with the balance of the increase attributable to land sales. The Company's Northern California division experienced an increase in deliveries over last year of 71.6 percent to 628 homes, while deliveries from the southern California operations were in line with the strong level of deliveries generated in 1996. The increase in the average selling price in 1997 resulted primarily from a greater distribution of homes delivered in the $400,000 to $800,000 price range in California.

  Cost of sales increased by $142.8 million from the previous year, or 41.0 percent, of which $95.1 million was due to an increase in the number of new homes delivered while $48.2 million was attributable to an increase in the average cost of new homes delivered. The increase in cost of sales was partially offset by a reduction in costs associated with land sales. The increase in the average cost of new homes delivered in 1997 was primarily due to the changing product mix towards higher-priced homes.

  The gross margin percentage for 1997 increased to 16.0 percent from 13.0 percent in 1996. This increase was primarily due to the healthy California housing market.

  Selling, general and administrative expenses decreased as a percentage of revenues from 9.3 percent in 1996 to 8.9 percent in 1997. This decrease is attributable to the fixed level of certain general and administrative expenses, as well as a reduction in selling costs as a percent of revenues due to the improving housing market in California.

  Income from unconsolidated joint ventures declined from approximately $4.7 million in 1996 to $3.8 million in 1997 as a result of fewer unit deliveries as compared to the previous year. Although joint venture unit deliveries were down from the prior year, both gross margins and average selling prices for the ventures increased respectively from 1996 levels.

  Interest incurred for 1997 was $17.0 million of which $12.0 million was capitalized to real estate inventories and approximately $5.0 million was expensed compared to $16.7 million incurred in 1996 of which $9.5 million was capitalized and $7.1 million expensed. The increase in the amount of interest capitalized in 1997 was due primarily to more projects under development throughout 1997 as compared to the year earlier period.

  Amortization of excess of cost over net assets acquired relates to the acquisition on September 30, 1997 of Duc Development Company, a privately held northern California homebuilder. The excess of cost over net assets acquired is being amortized over a seven-year period.

  The Company generated a record net new order total of 2,027 homes for 1997, a 12.7 percent increase from the previous year. The Company's northern California orders increased 28.1 percent to 607 homes while the Texas operations combined for a 25.9 percent improvement in net new orders over the prior year. This strong order trend translated into a backlog of presold homes of 566, a 16.7 percent increase over the 1996 year-end total, and the highest level in eight years. Net orders in 1997 for the Company's southern California operations were in line with the strong level generated in 1996.

  As a result of higher than expected deliveries and orders in the fourth quarter of 1997, which had the effect of reducing the Company's inventory of homes available for sale entering 1998, and the anticipated timing of the Company's new project openings, the Company expects that net new orders for the first quarter of 1998 will be less than the record level of net new orders for the first quarter of 1997. However, the Company anticipates opening 35 to 40 new model home complexes during 1998, with many of these openings occurring in the second and third quarters. Consequently, the Company anticipates that its order volume for the year will be weighted more towards the middle and second half of the year.

  Net income for 1997, including discontinued operations, was $27.3 million, or $0.92 per diluted share, compared to $8.4 million, or $0.28 per diluted share in 1996. The discontinued operations reflect the Company's savings and loan subsidiary and the Company's former office furniture subsidiary, which was sold in December for a net gain of approximately $3.3 million, or $0.11 per diluted share. See "--Discontinued Operations" for further discussion of the discontinued operating segments of the Company.

 Fiscal Year 1996 Compared to Fiscal Year 1995

  Net income from continuing operations for the year ended December 31, 1996 increased to $7.8 million, or $0.26 per diluted share, compared to a loss of ($22.4) million, or ($0.73) per diluted share, in 1995. The increase in earnings resulted from an increase in new home deliveries and an improvement in gross margins. In addition, 1995 reflects a pretax noncash charge of approximately $46.5 million for the adoption of FAS 121 (See Note 2 to the Company's consolidated financial statements included elsewhere in this Prospectus).

  During the year ended December 31, 1996, the Company delivered 1,623 new homes (including 154 homes delivered by the Company's unconsolidated joint ventures) at an average selling price of $261,681 compared to 1,436 new homes (including 195 homes delivered by the Company's unconsolidated joint venture) at an average selling price of $271,936 during 1995.

  Homebuilding revenues increased by 15.5 percent from 1995, while cost of sales (before the impairment charge in 1995) increased by 13.1 percent. The increase in revenues from 1995 of approximately $53.6 million resulted primarily from an increase of $63.3 million attributable to 228 more homes delivered and a $4.9 million increase in revenues attributable to land sales, which were partially offset by a decrease of $14.6 million due to a 3.6 percent lower average selling price of new homes delivered. The increase in unit deliveries was primarily attributable to a 45.8 percent increase in deliveries from the Northern California division to 366 homes, an 18.7 percent increase in deliveries from the Ventura division to 184 homes and a 13.0 percent increase in Texas deliveries to 338 homes. The increase in deliveries was attributed to, among other things, improved market conditions in the geographic markets the Company serves, particularly in California, as well as lower mortgage interest rates during most of 1996 as compared to fiscal 1995.

  The average selling price of the Company's homes is impacted by product mix, geographic mix and changing prices on homes sold. The decrease in the average selling price from 1995 to 1996 was due primarily to a reduction in deliveries of higher priced homes from the Company's Orange County division.

  The $40.3 million increase in cost of sales (before the impairment charge in 1995) included $56.2 million attributable to an increased number of new home deliveries and a $5.8 million increase in cost of sales attributable to undeveloped lots sold, which were partially offset by a decrease of $21.7 million due to a decline in the average cost of new homes delivered. The reduction in the average cost of new homes delivered was primarily due to the changing product mix discussed above.

  The gross margin percentage for 1996 was 13.0 percent compared to 11.1 percent (before the impairment charge) in 1995. The increase in the gross margin percentage was primarily due to improved market conditions in the California markets, higher absorption rates, as well as proportionately more deliveries from newer projects in 1996 as compared to 1995. The newer projects generally carry higher margins than older projects, which include land acquired in prior years at higher prices.

  Selling, general and administrative expenses decreased as a percentage of revenues from 10.1 percent in 1995 to 9.3 percent in 1996. This decline can be attributed to increased revenues of 15.5 percent from the prior year period.

  Income from the unconsolidated joint ventures decreased from approximately $7.0 million in 1995 to $4.7 million in 1996 as a result of fewer unit deliveries as well as more deliveries of lower priced product from one of the joint ventures. This joint venture delivered 151 new homes in 1996 compared to 195 new homes in 1995. The Company delivered three homes from a new joint venture during the fourth quarter of 1996.

  Interest incurred for 1996 was $16.7 million of which $9.5 million was capitalized to real estate inventories and $7.1 million was expensed compared to $19.2 million incurred in 1995 of which $17.3 million was capitalized and $1.9 million expensed.

           CARRYING COSTS, REAL ESTATE INVENTORIES AND COST OF SALES

                                                     AT DECEMBER 31,
                                              --------------------------------
                                                1997       1996        1995
                                              ---------  ---------  ----------
                                                  (DOLLARS IN MILLIONS)
Carrying costs in inventory and the percent-
 age of total real estate inventory:
  Interest..................................  $13.7 3.0% $25.1 6.7% $32.5  8.8%
  Property taxes............................    8.6 1.9    8.0 2.1    8.8  2.4
                                              ----- ---  ----- ---  ----- ----
                                              $22.3 4.9% $33.1 8.8% $41.3 11.2%
                                              ===== ===  ===== ===  ===== ====
Total real estate inventories...............    $452       $373        $368
Cost of sales for the year then ended (be-
 fore FAS 121
 adjustment for 1995) ......................     491        348        308
Ratio of cost of sales to ending inventory
 (Inventory turn ratio).....................    1.09        .93        .84

  The increase in the 1997 inventory turn ratio is due to a 41 percent increase in cost of sales while real estate inventories increased only 21 percent. This positive trend is primarily due to a 28 percent increase in unit deliveries resulting from strong housing market conditions in California. Additionally, during 1997 the Company delivered homes from certain of its older projects which have been in the Company's inventory balances for several years. These projects generally had higher land and interest costs than more recent acquisitions. The newer projects generally develop and deliver more quickly than the older projects which results in a higher inventory turn ratio and a lower amount of carrying costs in ending inventory.

  Capitalized interest in real estate inventory at December 31, 1997 decreased approximately $11.4 million from December 31, 1996, a reduction of approximately 45 percent. This decrease can be attributed to (i) the sale of homes from older projects which generally include higher carry costs than newer projects and (ii) improving market conditions which have resulted in shorter holding periods and a higher inventory turnover rate.

       UTILIZATION OF DEBT AND EQUITY IN FUNDING REAL ESTATE INVENTORIES

  Sources of financing for the Company's real estates inventories were as follows for the three years ended December 31, 1997:

                                                                AT DECEMBER
                                                                    31,
                                                               ----------------
                                                               1997  1996  1995
                                                               ----  ----  ----
Purchase money deeds of trust.................................   4%    1%    4%
Unsecured debt................................................  44    42    40
Equity........................................................  52    57    56
                                                               ---   ---   ---
                                                               100%  100%  100%
                                                               ===   ===   ===

DISCONTINUED OPERATIONS

  Disposition of Panel Concepts. In December 1997, the Company completed the sale of Panel Concepts to HON Industries, Inc., a national furniture manufacturer, for a cash sales price of approximately $9.5 million, after distribution of certain non-operating assets to the Company totaling approximately $9 million. Panel Concepts has been accounted for as a discontinued operation and the results of its operations have been segregated in the Company's consolidated financial statements included elsewhere in this Prospectus.

  Disposition of Standard Pacific Savings. In May 1997, the Company's Board of Directors adopted a plan of disposition for Savings. Pursuant to the plan, the Company sold substantially all of Savings' mortgage loan portfolio in June 1997. The Company also entered into a definitive agreement to sell the remainder of Savings' business, including Savings' charter. The definitive agreement was subject to a number of conditions, including approval of the transaction by the OTS. As a result of the failure of the OTS to approve the transaction prior to the definitive agreement's termination date, the definitive agreement terminated on January 31, 1998. The Company plans to continue pursuing a disposition strategy with respect to Savings and, therefore, Savings has been accounted for as a discontinued operation and the results of its operations have been segregated in the Company's consolidated financial statements included elsewhere in this Prospectus. Savings has not offered mortgage financing to the Company's home buyers since July 1994, and the sale of Savings is not expected to have any impact on sales of the Company's homes. Management currently estimates that both the disposition of Savings under the plan and the operating results of Savings for the period through the disposition will not result in a significant gain or loss to the Company.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal uses of cash have been for operating expenses, land acquisitions, construction expenditures, market expansion, principal and interest payments on debt and dividends to shareholders. Cash requirements were provided from internally generated funds and outside borrowings, including a bank revolving credit facility and note offerings. Management believes that these sources of cash are sufficient to finance its current working capital requirements and other needs.

  In August 1997, the Company and its bank group amended the Company's unsecured Revolving Credit Facility to, among other things, increase the commitment to $275 million, increase the term of the facility from three years to four years and reduce the cost of borrowings and other fees. The facility has a current maturity date of July 31, 2001. This agreement contains covenants, including certain financial covenants. This agreement also contains provisions which may, in certain circumstances, limit the amount the Company may borrow under the Revolving Credit Facility. At December 31, 1997, the Company had borrowings of $19.0 million outstanding under this facility.

  The Company made its first $20 million sinking fund payment on the 10 1/2% Senior Notes on March 1, 1997. As of December 31, 1997, there was $78.8 million outstanding of the 10 1/2% Senior Notes. A second $20 million sinking fund payment was made by the Company on March 1, 1998, reducing the balance outstanding on such notes to $58.8 million.

  To finance land purchases, the Company may utilize, among its other sources, purchase money mortgage financing of which approximately $17.2 million was outstanding for this purpose at December 31, 1997, an increase of $12.7 million from December 31, 1996.

  Additionally, the Company has utilized joint venture structures over the past few years whereby these joint ventures have obtained secured construction financing. This type of structure minimizes the use of funds from the Company's Revolving Credit Facility. The Company plans to continue using this type of arrangement to finance the development of properties as opportunities arise.

  The Company paid approximately $4.1 million in dividends to its stockholders for the year ended December 31, 1997. Payments of dividends on the Company's common stock is within the discretion of the Company's Board of Directors and is dependent upon various factors, including the earnings, cash flow, capital requirements and operating and financial condition of the Company. Certain of the Company's senior credit and debt agreements impose restrictions on the amount of dividends the Company may pay. On January 27, 1998, the Board of Directors declared a quarterly cash dividend of $.04 per share of common stock. This dividend was paid on February 27, 1998 to shareholders of record on February 13, 1998.

  During the year ended December 31, 1997, the Company issued 292,100 shares of common stock pursuant to the exercise of stock options for aggregate proceeds of $1.7 million.

  Pursuant to the previously announced stock repurchase program, the Company repurchased 284,800 shares of its common stock for approximately $2.1 million during 1997. Since inception of the program, the Company has repurchased an aggregate of 1,285,750 shares of its common stock for approximately $8.3 million as of December 31, 1997, leaving a balance of approximately $11.7 million available to be repurchased.

  In June 1997, the Company issued $100 million of 8 1/2% Senior Notes due in 2007 (the "8 1/2% Senior Notes"). The notes were issued at a discount to yield approximately 8.6 percent. The 8 1/2% Senior Notes are subject to certain restrictive financial covenants, which, among other things, impose certain limitations on the ability of the Company to (i) incur additional indebtedness, (ii) create liens, (iii) make restricted payments, as defined, and (iv) sell assets. These notes are callable at the Company's option commencing June 15, 2002 at a premium of 104.25 percent of par value, with the call price reducing ratably to par on June 15, 2005. Net proceeds to the Company after offering expenses were approximately $96.9 million. The Company used the net proceeds to repay indebtedness outstanding under the Company's Revolving Credit Facility.

  In February 1998, the Company issued $100 million of the Old Notes. The Old Notes were issued at a discount to yield approximately 8.1 percent. These notes are senior unsecured obligations of the Company and rank pari passu with the Company's other existing unsecured indebtedness. In addition, the Old Notes contain restrictive covenants similar to those in the 8 1/2% Senior Notes which, among other things, impose certain limitations on the ability of the Company to (i) incur additional indebtedness, (ii) create liens, (iii) make restricted payments, as defined, and (iv) sell assets. The Old Notes are redeemable at the option of the Company, in whole or in part, commencing February 15, 2003 at 104.00 percent of par, with the call price reducing ratably to par on February 15, 2006. Net proceeds to the Company after offering expenses were approximately $97.3 million. Approximately $54.3 million of the net proceeds were used to repay the indebtedness outstanding under the Revolving Credit Facility on the date of closing (February 10, 1998), with the balance of the net proceeds used or to be used (i) to fund a $20 million sinking fund payment due on March 1, 1998 on the Company's 10 1/2% Senior Notes, (ii) to repay an approximately $11.2 million trust deed note and
(iii) for general corporate purposes.

  The Company has no material commitments or off balance sheet financing arrangements that would tend to affect future liquidity.

YEAR 2000 COMPLIANCE

  The Company has assessed the vulnerability of its computer systems to the "Year 2000 issue" and the cost of addressing Year 2000 compliance. Modifications and replacements of computer systems, primarily the replacement of computer software, to attain Year 2000 compliance have begun, and the Company expects to attain Year 2000 compliance and institute appropriate testing of its modifications and replacements before the Year 2000 date change. Presently, the Company does not believe that Year 2000 compliance will result in material investments by the Company, nor does the Company anticipate the Year 2000 issue will have material adverse effects on the business operations or financial performance of the Company. There can be no assurance, however, that the Year 2000 issue will not adversely affect the Company and its business.

RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 130 "Reporting Comprehensive Income" ("FAS 130") and Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). Both FAS 130 and 131 are required to be adopted by the Company for the year ended December 31, 1998. The Company believes the adoption of these statements will not have a material impact on its consolidated financial statements.

                                   BUSINESS

  The Company operates primarily as a geographically diversified builder of single-family homes for use as primary residences with operations throughout the major metropolitan markets in California and Texas. For the year ended December 31, 1997, approximately 79 percent and 21 percent of the Company's home deliveries (including unconsolidated joint ventures) were in California and Texas, respectively.

  Standard Pacific Corp. was incorporated in the State of Delaware in 1991. Through its predecessors, Standard Pacific Corp. commenced its homebuilding operations in 1966 with a single tract of land in Orange County, California.

STRATEGY

  The Company believes that its long history of building high quality homes in California and Texas and its conservative operating strategy have enabled the Company to successfully weather cyclical downturns and position the Company to capitalize on the improving California market. The main elements of the Company's strategy include:

  Focus on Broad Move-Up Market. The Company concentrates on the construction of single-family homes for use as primary residences by move-up buyers. The Company believes that the market for primary residences is more resistant to economic downturns than the market for second or vacation homes. The average selling price of the Company's homes for the year ended December 31, 1997 was approximately $307,000. Currently, the Company expects to concentrate its efforts on acquiring land that is suitable for the construction and sale of homes generally in the price range of $150,000 to $400,000, which represents a broad market segment in the Company's market areas. The Company also constructs and sells homes in the $400,000 to $800,000 price range in certain of its California markets.

  Reputation for High Quality, Single-Family Homes. The Company believes that it has an established reputation for providing high quality homes. The Company prides itself on its ability to design unique and attractive homes and provide its customer with a wide selection of options. The Company believes that its long history of providing high quality homes has resulted in many repeat buyers and word-of-mouth sales. The Company also uses extensive marketing to sell its homes, and its homes are generally sold by its own staff of sales personnel through the use of model homes which are usually maintained at each project site. The Company also makes extensive use of advertisements in local newspapers, illustrated brochures, billboards and on-site displays.

  Conservative Operating Strategy. The Company customarily acquires unimproved or improved land zoned for residential use which appears suitable for the construction of 50 to 300 homes in increments of 10 to 30 homes. The Company generally purchases land only when it projects commencement of construction within a relatively short time period. The number of homes built in the first increment of a project is based upon internal market studies. The timing and size of subsequent increments depend to a large extent upon sales rates experienced in the earlier increments. By developing projects in increments, the Company has been able to respond to local market conditions and control the number of its completed and unsold homes. Additionally, an increasing percentage of the Company's lots are controlled through joint ventures. The Company uses joint ventures for certain land development projects that have long lead times or are of significant size requiring substantial capital investments.

  Strong Land Position. The Company has been operating in California for over 30 years and has established an excellent reputation with land owners. The Company believes that its long standing relationships with land owners and developers in California give the Company a competitive edge in securing quality land positions at competitive prices. In order to ensure an adequate supply of land for future homebuilding activities, the Company generally attempts to maintain an inventory of building sites sufficient for construction of homes over a period of approximately three to five years. The Company believes that its 9,016 owned or controlled building sites at December 31, 1997, in addition to any land sites for which the Company may enter into negotiations, will be sufficient for its operations over this period.

  Geographic Diversification. The Company has focused its California homebuilding activities in Orange, Riverside, San Bernardino, San Diego and Ventura Counties in southern California, and in the San Francisco Bay area of northern California. Additionally, the Company has projects in the Houston, Dallas and Austin markets in Texas. The Company's policy of diversifying among different geographic areas has enabled it to reduce the impact of adverse local economic conditions. Additionally, the Company believes that it has significant opportunities to expand in its existing markets and to enter new geographic markets.

  Control of Overhead and Operating Expenses. Throughout its history, the Company has sought to minimize overhead expenses in order to be more flexible in responding to the cyclical nature of its business. The Company strives to control its overhead costs by centralizing certain of its administrative functions and by limiting the number of middle level management positions.

  Experienced Management and Decentralized Operations. The Company's senior corporate and division operating managers average over 20 years of experience in the homebuilding business. Each division is run by a local manager. One of the essential criteria in the selection of a divisional manager is the individual's in-depth familiarity with the geographic areas within which the division operates. The decisions regarding selection of parcels of land for purchase and development are made in conjunction with the officers of the Company, and thereafter, each manager conducts the operations of the division relatively autonomously as a separate profit center.

OPERATIONS

  The Company currently conducts activities in California and Texas through a total of six geographic divisions, with 99 projects under development or held for future development at December 31, 1997.

  The table below sets forth certain information for each division and for the Company as a whole for the periods indicated.

                              YEAR ENDED                           AS OF
                          DECEMBER 31, 1997                DECEMBER 31, 1997(1)
                          ------------------ -------------------------------------------------
                                                TOTAL     NUMBER
                                               NUMBER       OF     BUILDING    HOMES
                                    AVERAGE  OF PROJECTS PROJECTS   SITES      UNDER
                                      HOME    HELD FOR   IN SALES  OWNED OR  CONSTRUC- PRESOLD
                            HOMES   SELLING  DEVELOPMENT  STAGE   CONTROLLED   TION     HOMES
                          DELIVERED  PRICE       (2)       (3)       (4)        (5)      (6)
                          --------- -------- ----------- -------- ---------- --------- -------
Orange County...........      456   $385,596      21         9      2,212       150       83
San Diego County........      137    304,081       9         4        874       120       93
Ventura County..........      256    255,395       8         5        513       136       94
San Francisco Bay area..      628    345,531      30        10      2,880       172      151
Houston.................      168    142,159       8         7        472        53       52
Dallas/Austin...........      234    234,021      17        13      1,298        55       66
                            -----   --------     ---       ---      -----       ---      ---
Total Consolidated......    1,879    307,265      93        48      8,249       686      539
Unconsolidated Joint
 Ventures--California...       67    364,585       6         3        767        22       27
                            -----   --------     ---       ---      -----       ---      ---
Totals for and as of the
 year ended December 31,
 1997...................    1,946   $309,239      99        51      9,016       708      566
                            =====   ========     ===       ===      =====       ===      ===
Totals for and as of the
 year ended December 31,
 1996...................    1,623   $261,681      77        53      6,527       599      485
                            =====   ========     ===       ===      =====       ===      ===

--------
(1) Includes as of December 31, 1997, 102 model homes and 116 completed and unsold homes, and as of December 31, 1996, 135 model homes and 206 completed and unsold homes.
(2) The total number of projects held for development as of the end of each period shown includes projects with homes in the sales stage, under construction and projects in various stages of planning.

(3) The number of projects in the sales stage includes projects where the sales office has opened and/or the Company has begun to enter into sales contracts for the sale of its homes.
(4) Includes homes reflected in Homes Under Construction and Presold Homes.
(5) Includes certain homes reflected in Presold Homes.
(6) See "--Marketing and Sales" for information concerning cancellation rates and contractual arrangements under which homes are presold.

  Each division is run by a local manager. One of the essential criteria in the selection of a divisional manager is the person's in-depth familiarity with the geographic areas within which the division operates. The decisions regarding selection of parcels of land for purchase and development are made in conjunction with the officers of the Company, and thereafter, each manager conducts the operations of the division relatively autonomously as a separate profit center.

  Substantially all of the Company's homes sold are single-family detached dwellings, although during the past few years approximately 5 percent to 10 percent have been townhouses or condominiums generally attached in varying configurations of two, three, four and six dwelling units.

  The Company's homes are designed to suit the particular area of the country in which they are located and are available in a variety of models, exterior styles and materials depending upon local preferences. Homes built by the Company are targeted for occupancy as primary residences. While the homes built by the Company typically range in size from approximately 1,800 to 2,800 square feet and typically include three or four bedrooms, two or three baths, a living room, kitchen, dining room, family room and a two or three-car garage, the Company also has built single-family attached and detached homes ranging from 1,100 to 5,500 square feet. For the years ended December 31, 1997, 1996 and 1995, the average selling prices of the Company's homes, including sales of the unconsolidated joint ventures, were $309,239, $261,681, and $271,936, respectively.

LAND ACQUISITION, DEVELOPMENT AND CONSTRUCTION

  In considering the purchase of land for the development of a project, the Company reviews such factors as proximity to existing developed areas; population growth patterns; availability of existing community services such as water, gas, electricity and sewers; school districts; employment growth rates; the expected absorption rate for new housing; environmental condition of the land; transportation availability and the estimated costs of development. Generally, if all requisite governmental agency approvals are not in place, the Company enters into a conditional agreement to purchase a parcel of land, making only a nominal deposit on the property. The general policy of the Company is to complete a purchase of land only when it can reasonably project commencement of construction within a relatively short period of time. Closing of the land purchase is, therefore, generally made contingent upon satisfaction of conditions relating to the property and to the Company's being able to obtain all requisite approvals from governmental agencies within a certain period of time. The Company customarily acquires unimproved or improved land zoned for residential use which appears suitable for the construction of 50 to 300 homes, which construction is accomplished in smaller sized increments. The number of homes built in the first increment of a project is based upon the Company's internal market studies. The timing and size of subsequent increments depends on the sales rates of earlier increments. The Company's development work on a project includes obtaining any necessary zoning, environmental and other regulatory approvals, and constructing, as necessary, roads, sewer and drainage systems, recreational facilities and other improvements.

  The Company typically uses both its equity (internally generated funds) and unsecured financing in the form of bank debt and other unsecured debt to fund land acquisitions. The Company also uses purchase money trust deeds to finance the acquisition of land. Generally, with the exception of joint ventures, specific project financing is not used.

  The Company has entered into joint venture arrangements to develop certain parcels of land. During 1993, the Company's Orange County division entered into a joint venture agreement to develop and deliver 469 homes.

  For the years ended December 31, 1997, 1996, 1995 and 1994, the Company delivered 15, 151, 195 and 108 homes, respectively, through this unconsolidated joint venture. In 1995, the Company's Orange County division entered into a joint venture arrangement to develop 209 lots in the city of Orange, California. The Company will purchase 209 lots for construction and sale of homes. Additionally, in 1996 the Company's Orange County division entered into another joint venture to develop and deliver approximately 800 homes in Fullerton and Brea, California. During 1997 and 1996, the Company delivered 52 and three new homes, respectively, from this unconsolidated joint venture. In the first half of 1997, the Company's northern California division entered into a joint venture to develop approximately 700 lots in Gilroy, California. Fifty percent of these lots will be sold to the Company for the construction and sale of homes. The Company has made an investment of approximately $9.4 million in the joint venture.

  During 1997, the Company entered into a joint venture with affiliates of Catellus Development Corporation and Starwood Capital Group L.L.C. to acquire and develop a 3,470-acre masterplanned community located in south Orange County (the "Talega Joint Venture"). The Talega Joint Venture plans to develop and deliver in phases finished lots for up to approximately 4,500 attached and detached homes, as well as a championship golf course, certain community amenities and commercial and industrial components. As a one-third participant in this long-term project, the Company is obligated to invest up to $20.0 million in the project and will receive certain rights of first offer entitling the Company to purchase up to 1,000 finished lots from the joint venture for construction and sale of homes by the Company. As of December 31, 1997, the Company had made investments of approximately $10.9 million in this joint venture.

  The Company essentially functions as a general contractor with its supervisory employees coordinating all work on the project. The services of independent architectural, design, engineering and other consulting firms are engaged to assist in project planning, and subcontractors are employed to perform all of the physical development and construction work on the project. The Company does not have long-term contractual commitments with any of its subcontractors, consultants or suppliers of materials. However, because of its market presence and long-term relationships, the Company has generally been able to obtain sufficient materials and commitments from subcontractors and consultants during times of market shortages. These types of agreements are generally entered into on an increment-by-increment basis at a fixed price after competitive bidding. The Company believes that the low fixed labor expense resulting from conducting its operations in this manner has been instrumental in enabling it to retain the necessary flexibility to react to increases or decreases in demand for housing.

  Although the construction time for the Company's homes varies from project to project depending on the time of year, local labor situations, certain governmental approval processes, availability of materials and supplies and other factors, the Company can typically complete the construction phase of an increment within one of its projects in approximately four to six months.

MARKETING AND SALES

  The Company's homes are generally sold by its own staff of sales personnel. Furnished and landscaped model homes are usually maintained at each project site. Homebuyers are afforded the opportunity to select, at additional costs, various optional amenities such as prewiring options, upgraded flooring, cabinets and countertops, varied interior and exterior color schemes, additional appliances and some room configurations. The Company makes extensive use of advertisements in local newspapers, illustrated brochures, billboards and on-site displays.

  The Company's homes are typically sold during construction using sales contracts which are usually accompanied by a cash deposit, although some of the Company's homes are sold after completion of construction. In some cases, purchasers are permitted to cancel these contracts if they are unable to sell their existing homes or fail to qualify for financing and under certain other circumstances. During each of the years ended December 31, 1997, 1996 and 1995, the Company experienced cancellation rates of 22 percent, 24 percent and 25 percent, respectively. Although cancellations can delay the delivery of the Company's homes, they have not, during the last few years, had a material negative impact on sales, operations or liquidity because of the Company's policy of closely monitoring the progress of prospective buyers in obtaining financing and monitoring and adjusting its start plan to better match the level of demand for its homes. Sales are recorded after construction is completed, required down payments are received and title passes. At December 31, 1997, 1996 and 1995, the Company had an inventory of completed and unsold homes of 116, 206 and 239, respectively.

FINANCING

  Home purchase financing from local lending institutions generally averages 80 percent or more of the purchase price of the homes. During periods of high mortgage rates or difficult economic times, the Company may assist its homebuyers by "buying-down" the interest rates on mortgage loans or subsidizing all or a part of the homebuyers' up front financing fees. The amounts of such "buy-downs" or subsidies is dependent upon prevailing market conditions and interest rate levels. During the past few years the amount of such "buy-downs" has not been significant due to the generally low level of mortgage interest rates.

  The Company recently formed Family Lending Services, which will operate as a mortgage banking subsidiary of the Company, offering mortgage financing to the Company's home buyers and others. Family Lending Services is in the process of obtaining required regulatory approvals and mortgage warehouse financing and is currently expected to begin offering mortgage financing to home buyers in the second quarter of 1998.

COMPETITION

  The homebuilding industry is highly competitive, with homebuilders competing for customers, desirable properties, financing, raw materials and skilled labor. In each of the areas in which it operates, the Company competes in terms of location, design, quality, price and available mortgage financing with numerous other residential construction firms, including large national and regional firms, some of which have greater financial resources than the Company. In addition, the Company competes with resales of existing residential housing by individuals, financial institutions and others. The Company also competes with rental properties in certain markets.

EMPLOYEES

  At December 31, 1997, the Company had approximately 427 employees (excluding employees of discontinued operations).

  During the past five years, the Company has not directly experienced a work stoppage in its operations caused by labor disputes. Construction of homes in projects developed by the Company has, from time to time, been delayed due to strikes by certain construction unions against subcontractors retained by the Company or strikes against suppliers of materials used in the construction of homes. Such delays have not had a significant adverse effect on the Company's operations. The Company believes that its relations with its employees and subcontractors are satisfactory.

PROPERTIES

  In addition to real estate held for development and sale, which is either owned or under option to be purchased by the Company, the Company leases approximately 4.8 acres of land in Costa Mesa, California under leases expiring in 2002 on which the Company's executive office, the offices of the Orange County housing division and a manufacturing facility (which is subleased to an unrelated party) are located. The Company's other real estate housing divisions occupy various facilities under leases which expire from 1998 through 2002.

  The administrative office and branch location for Savings is located in Newport Beach, California. A total of 5,072 square feet is leased under a lease which expires in 2004. In addition, Family Lending Services occupies approximately 9,300 square feet of a facility in Newport Beach, California under a lease that expires in February 2005.

  As of December 31, 1997, the Company was subleasing approximately 59,000 square feet of manufacturing facilities to unrelated parties under leases expiring beginning in May 1998.

  The Company believes that all of its properties are well suited for the purposes for which they are used.

LEGAL PROCEEDINGS

  Various claims and actions, considered normal to the Company's business, have been asserted and are pending against the Company and its subsidiaries. The Company believes that such claims and actions should not have a material adverse effect upon the financial position of the Company.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

REVOLVING CREDIT FACILITY

  In December 1996, the Company completed a syndication of its Revolving Credit Facility whereby the total unsecured commitment was increased to $200 million and additional lenders were added to the facility. In connection with the syndication the Company combined its separate bank credit facilities into a single larger facility which created additional borrowing capacity of approximately $50 million. The facility had a maturity date of July 31, 1999. This agreement contains covenants, including certain financial covenants. This agreement also contains provisions which may, in certain circumstances, limit the amount the Company may borrow under the credit facility.

  In August 1997, the Company and its bank group amended the Revolving Credit Facility to, among other things, increase the commitment to $275 million, extend the term of the facility from July 31, 1999 to July 31, 2001 and reduce the interest rate of borrowing and other fees.

10 1/2% SENIOR NOTES DUE 2000

  In March 1993, the Company issued $100 million principal amount of its 10 1/2% Senior Notes due March 1, 2000. Interest is due and payable on March 1 and September 1 of each year. The 10 1/2% Senior Notes are not redeemable at the option of the Company prior to maturity. The Company is required to make annual mandatory sinking fund payments sufficient to retire 20 percent of the original aggregate principal amount of the 10 1/2% Senior Notes ($20 million per year) commencing on March 1, 1997, at a redemption price of 100 percent of the principal amount, with the balance of the 10 1/2% Senior Notes ($40 million) retired on March 1, 2000.

  The 10 1/2% Senior Notes are senior unsecured obligations of the Company. The Company will be obligated to make an offer to purchase a portion of the Notes in the event of the Company's failure to maintain a minimum consolidated net worth, as defined, and under certain other circumstances. In addition, the 10 1/2% Senior Notes contain other restrictive covenants which, among other things, impose certain limitations on the ability of the Company to (i) incur additional indebtedness, (ii) create liens, (iii) make restricted payments, as defined, and (iv) sell assets.

8 1/2% SENIOR NOTES DUE 2007

  In June 1997, the Company issued $100 million of 8 1/2% Senior Notes due June 15, 2007. Interest is due and payable on June 15 and December 15 of each year. The 8 1/2% Senior Notes are redeemable at the Company's option commencing June 15, 2002 at a premium of 104.25% of par value, with the call price reducing ratably to par on June 15, 2005.

  The 8 1/2% Senior Notes are senior unsecured obligations of the Company. The Company will be obligated to make an offer to purchase a portion of the Notes in the event of the Company's failure to maintain a minimum consolidated net worth, as defined, and under certain other circumstances. In addition, the 8 1/2% Senior Notes contain other restrictive financial covenants, which among other things, impose certain limitations on the ability of the Company to (i) incur additional indebtedness, (ii) create liens, (iii) make restricted payments, as defined, and (iv) sell assets.

                         DESCRIPTION OF THE NEW NOTES

  The New Notes offered hereby, like the Old Notes, are to be issued under an Indenture, dated as of April 1, 1992 (the "Indenture"), between the Company and United States Trust Company of New York, as trustee (the "Trustee"), filed as an exhibit to the Company's Current Report on Form 8-K, dated February 24, 1993. The terms of the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act, and holders of the Old Notes and New Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The terms of the New Notes are substantially identical to the Old Notes in all material respects (including interest rate and maturity), except that (i) the New Notes will be registered under the Securities Act, and therefore will not bear any legends restricting the transfer thereof, and (ii) the Registration Rights Agreement covenants regarding registration and the related Liquidated Damages (as defined in the Registration Rights Agreement) (other than those that have accrued and were not paid) with respect to Registration Defaults (as defined in the Registration Rights Agreement) will have been deemed satisfied. The following summary of the material provisions of the Indenture does not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions are incorporated by reference as part of such summary, which is qualified in its entirety by such reference. Certain terms used herein are defined under "Certain Definitions" below.

  The description of the New Notes contained herein assumes that all Old Notes are exchanged for New Notes in the Exchange Offer.

GENERAL

  The New Notes will mature on February 15, 2008, will be senior unsecured obligations of the Company and will rank pari passu with the Company's other existing and future senior unsecured indebtedness. The New Notes will be limited to $175 million in aggregate principal amount, $100 million of which will be issued in the Exchange Offer and the remainder of which will remain available for future issuance.

  Since the operations of the Company are currently conducted in part through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the New Notes, are dependent, in part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the New Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

  Each New Note will bear interest at the rate per annum shown on the cover page of this Prospectus from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from February 15, 1998. Interest on the Notes will be payable on each February 15 and August 15 (each an "Interest Payment Date"), commencing August 15, 1998, to holders of record at the close of business on the February 1 and August 1 immediately preceding such interest payment date. Interest on the New Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

  The New Notes are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation.

OPTIONAL REDEMPTION

  The New Notes will not be redeemable at the option of the Company prior to February 15, 2003. Thereafter, the New Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder's registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on February 15 of the years set forth below:

                                                                      REDEMPTION
   YEAR                                                                 PRICE
   ----                                                               ----------
      2003...........................................................   104.00%
      2004...........................................................   102.67%
      2005...........................................................   101.33%
      2006 and thereafter............................................   100.00%

  If less than all of the New Notes are to be redeemed, the Trustee will select the New Notes to be redeemed on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

CHANGE OF CONTROL

  Upon the occurrence of a Change of Control, each holder shall have the right to require that the Company repurchase all or a portion of such holder's New Notes at a purchase price in cash equal to 101 percent of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the provisions of the next paragraph.

  Within 30 days following any Change of Control, the Company shall mail a notice to each holder with a copy to the Trustee stating: (i) that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder's New Notes at a purchase price in cash equal to 101 percent of the principal amount outstanding at the repurchase date plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date); (ii) the circumstances and relevant facts and relevant financial information regarding such Change of Control; (iii) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (iv) the instructions determined by the Company, consistent with the covenant described hereunder, that a holder must follow in order to have its New Notes repurchased.

  The Company shall comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of New Notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

  Future Indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the New Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any repurchases required in connection with a Change of Control. The Company's failure to purchase the New Notes in connection with a Change in Control would result in a default under the Indenture which could, in turn, constitute a default under other Indebtedness.

CERTAIN COVENANTS

  Maintenance of Consolidated Net Worth

  The Indenture provides that if the Consolidated Net Worth of the Company and its Restricted Subsidiaries at the end of any two consecutive fiscal quarters is less than $200 million, then the Company will offer to acquire (the "Offer") on the last day of the fiscal quarter next following such second fiscal quarter or, if such second fiscal quarter ends on the last day of the Company's fiscal year, 135 days after the end of such second fiscal quarter (the "Purchase Date"), 10 percent of the aggregate principal amount of the New Notes originally issued (or, if less than 10 percent of the principal amount of the New Notes originally issued are then outstanding, then all of the New Notes outstanding at that time) at a purchase price equal to 100 percent of the aggregate principal amount thereof together with accrued and unpaid interest, if any, to the Purchase Date. In no event shall the failure to meet the minimum Consolidated Net Worth stated above at the end of any fiscal quarter be counted toward more than one Offer.

  The Company shall comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of New Notes pursuant to the covenant described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described above by virtue thereof. If an Offer to acquire New Notes is oversubscribed, the Company shall acquire New Notes on a pro rata basis or by lot or in such other manner as the Trustee shall deem fair and appropriate.

  Limitation on Additional Indebtedness

  The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness unless, after giving effect thereto, either (i) the ratio of Indebtedness of the Company and the Restricted Subsidiaries (excluding, for purposes of this calculation only, (A) purchase money mortgages that are Non-Recourse Indebtedness, and (B) Indebtedness Incurred under letters of credit, escrow agreements and surety bonds obtained in the ordinary course of business), to Consolidated Tangible Net Worth of the Company is less than 2.25 to 1; or (ii) the Consolidated Coverage Ratio exceeds 2.0 to 1.

  Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may Incur: (i) Indebtedness under one or more Bank Credit Facilities in an amount not in excess of $275 million; (ii) purchase money mortgages that are Non-Recourse Indebtedness; (iii) obligations Incurred under letters of credit, escrow agreements and surety bonds in the ordinary course of business;
(iv) Indebtedness Incurred under a Warehouse Facility, provided that the amount of such Indebtedness (excluding funding drafts issued thereunder) outstanding at any time pursuant to this clause (iv) may not exceed 98 percent of the value of the Mortgages pledged to secure Indebtedness thereunder; and
(v) Indebtedness Incurred solely for the purpose of refinancing or repaying any existing Indebtedness so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the existing Indebtedness refinanced or repaid (plus the premiums or other payments required to be paid in connection with such refinancing or repayment and the expenses incurred in connection therewith), (B) the maturity of such new Indebtedness is not earlier than that of the existing Indebtedness to be refinanced or repaid, (C) such new Indebtedness, determined as of the date of Incurrence, has an Average Life at least equal to the remaining Average Life of the Indebtedness to be refinanced or repaid, (D) the new Indebtedness is pari passu with or subordinate to the Indebtedness being refinanced or repaid, and (E) the existing and new Indebtedness are obligations of the same entity.

  The Company and its Subsidiaries will retain the ability to incur significant additional borrowings irrespective of the limitations set forth above.

  Limitations on Liens

  The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, issue, assume, guarantee or suffer to exist any Indebtedness secured by any mortgage, pledge, lien or other encumbrance of any nature (herein collectively referred to as a "lien" or "liens") upon any property of the Company or any Restricted Subsidiary, or on any shares of stock of any Restricted Subsidiary, without in any such case effectively providing that the New Notes (together with, if the Company shall so determine, any other Indebtedness of the Company or such Restricted Subsidiary ranking pari passu with the New Notes) shall be secured equally and ratably with such Indebtedness, except that the foregoing restrictions shall not apply to: (i) liens existing on December 31, 1997; (ii) pledges, guarantees and deposits under workers' compensation laws, unemployment insurance laws or similar legislation, good faith deposits under bids, tenders or contracts, deposits to secure public or statutory obligations or appeal or similar bonds, and liens created by special assessment districts used to finance infrastructure improvements; (iii) liens existing on property or assets of any entity on the date on which it becomes a Restricted Subsidiary, which secured Indebtedness is not Incurred in contemplation of such entity becoming a Restricted Subsidiary; (iv) liens on or leases of model home units; (v) liens on property, inventory and receivables of Panel Concepts to provide working capital (exclusive of cash and cash equivalents) for Panel Concepts in the ordinary course of business; (vi) Capitalized Lease Obligations entered into in the ordinary course of business in amounts not in excess of $10 million in the aggregate; (vii) the replacement of any of the items set forth in clauses
(i) through (vi) above, provided that (A) the principal amount of the Indebtedness secured by liens shall not be increased, (B) such Indebtedness, determined as of the date of Incurrence, has an Average Life at least equal to the remaining Average Life of the Indebtedness to be refinanced, (C) the maturity of such Indebtedness is not earlier than that of the Indebtedness to be refinanced, and (D) the liens shall be limited to the property or part thereof which secured the lien so replaced or property substituted therefor as a result of the destruction, condemnation or damage of such property; (viii) liens on property acquired, constructed or improved by the Company or any Restricted Subsidiary, which liens are either existing at the time of such acquisition or at the time of completion of construction or improvement or created within 120 days after such acquisition, completion or improvement, to secure Indebtedness Incurred or assumed to finance all or part of such property, including any increase in the principal amount of such Indebtedness and any extension of the repayment schedule and maturity of such Indebtedness Incurred or entered into in the ordinary course of business; (ix) liens or priorities incurred in the ordinary course of business, such as laborers', employees', carriers', mechanics', vendors' and landlords' liens or priorities; (x) liens for certain taxes and certain survey and title exceptions; (xi) liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary is in good faith prosecuting an appeal or proceeding for review and with respect to which it has secured a stay of execution pending such appeal or proceeding for review; (xii) liens on property owned by any Homebuilding Joint Venture; (xiii) liens securing a Warehouse Facility, provided that such liens shall not extend to any assets other than the mortgages, promissory notes and other collateral that secures mortgage loans made by the Company or any of its Restricted Subsidiaries; and (xiv) liens which would otherwise be subject to the foregoing restrictions which, when the Indebtedness relating to those liens is added to all other then outstanding Indebtedness of the Company and the Restricted Subsidiaries secured by liens and not listed in clauses (i) through (xiii) above, does not exceed
$50 million.

  Limitation on Restricted Payments

  The Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend on, or make any distribution in respect of, or purchase, redeem or otherwise acquire or retire for value, any Capital Stock of the Company other than through the issuance solely of the Company's own Capital Stock (other than Disqualified Stock), or rights thereto; (ii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value prior to scheduled principal payments or maturity, Indebtedness of the Company or any Restricted Subsidiary which is expressly subordinated in right of payment to the New Notes (other than Indebtedness Incurred after the issuance of the New Notes provided that such repayment, redemption, repurchase, defeasance or other retirement is made substantially concurrent with the receipt of proceeds from the Incurrence of Indebtedness that by its terms is both subordinated in right of payment to the New Notes and matures, by sinking fund or otherwise, after February 15, 2008); or (iii) make any Restricted Investment (such payments or any other actions described in (i), (ii) and (iii), being referred to herein collectively as, "Restricted Payments") unless
(A) at the time of, and after giving effect to, the proposed Restricted Payment, no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing, (B) the Company is able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under "--Limitation on Additional Indebtedness" and (C) at the time of, and after giving effect thereto, the sum of the aggregate amount expended (or with respect to guaranties or similar arrangements the amount then guaranteed) for all such Restricted Payments (the amount expended for such purposes, if other than in cash, to be determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors filed with the Trustee) subsequent to June 30, 1997 shall not exceed the sum of (1) 50 percent of the aggregate Consolidated Net Income (or, in case such aggregate Consolidated Net Income shall be a deficit, minus 100 percent of such deficit) of the Company accrued on a cumulative basis subsequent to June 30, 1997; (2) the aggregate net proceeds, including the fair market value of property other than cash (as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors filed with the Trustee), received by the Company from the issuance or sale, after the Original Issue Date, of Capital Stock (other than Disqualified Stock) of the Company, including Capital Stock (other than Disqualified Stock) of the Company issued subsequent to the Original Issue Date upon the conversion of Indebtedness of the Company initially issued for cash; (3) 100 percent of dividends or distributions (the fair value of which, if other than cash, to be determined by the Board of Directors, in good faith) paid to the Company (or any Restricted Subsidiary) by an Unrestricted Subsidiary, Homebuilding Joint Venture or any other person in which the Company (or any Restricted Subsidiary), directly or indirectly, has an ownership interest but less than a 100 percent ownership interest to the extent that such dividends or distributions do not exceed the amount of loans, advances or capital contributions made to any such entity or person subsequent to the Original Issue Date and included in the calculation or Restricted Payments; and (4) $40 million.

  The foregoing shall not prevent (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration the making of such payment would have complied with the provisions of this limitation on dividends; provided, however, that such dividend shall be included in future calculations of Restricted Payments; (ii) the retirement of any shares of the Company's Capital Stock by exchange for, or out of proceeds of the substantially concurrent sale of, other shares of its Capital Stock (other than Disqualified Stock); provided, however, that the aggregate net proceeds from such sale shall be excluded from the calculation of the amounts under clause (C)(2) of the immediately preceding paragraph; (iii) the redemption, repayment, repurchase, defeasance or other retirement of Indebtedness with proceeds received from the substantially concurrent sale of shares of the Company's Capital Stock (other than Disqualified Stock); provided, however, that the aggregate net proceeds from such sale shall be excluded from the calculation of the amounts under clause (C)(2) of the immediately preceding paragraph; or (iv) any investment or investments in Savings by the Company or any of its Restricted Subsidiaries for the purpose of causing Savings to comply with any regulatory agreements existing on the Original Issue Date or with any applicable law, rule, regulation, official interpretation of law, rule or regulation or official directive which governs the capital maintenance, net worth or similar regulatory requirements applicable to Savings.

  Limitation on Asset Sales

  The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, make an Asset Disposition, other than for fair market value and in the ordinary course of business, with an aggregate net book value as of the end of the immediately preceding fiscal quarter greater than 10 percent of the Company's total consolidated assets as of that date unless (i) the consideration received by the Company (or a Restricted Subsidiary, as the case may be) for such disposition consists of at least 70 percent cash; provided, however, that for purposes of this provision (i), the amount of any liabilities assumed by the transferee and any notes or other obligations received by the Company or a Restricted Subsidiary which are immediately converted into cash shall be deemed to be cash; and (ii) the Company shall within one year after the date of such sale or sales, apply the net proceeds from such sale or sales in excess of an amount equal to 10 percent of the Company's total consolidated assets to (A) a purchase of or an Investment in Additional Assets (other than cash or cash equivalents), (B) repayment of indebtedness of the Company which is pari passu with the New Notes, and/or (C) make an offer to acquire all or part of the New Notes at a purchase price equal to the principal amount thereof plus accrued and unpaid interest thereon to the purchase date.

  Any such offer to acquire New Notes will be mailed not less than 30 days nor more than 60 days prior to the proposed date of purchase to each holder at its last registered address. The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the covenant described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described above by virtue thereof. If an offer hereunder is oversubscribed, the Company shall acquire New Notes on a pro rata basis or by lot or in such other manner as the Trustee shall deem fair and appropriate.

  Transactions with Affiliates

  (a) The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") unless the terms thereof
(i) are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm's-length dealings with a person who is not such an Affiliate; and (ii) if such Affiliate Transaction (or series of related Affiliate Transactions) involve aggregate payments in an amount in excess of $10 million in any one year, (A) are set forth in writing, (B) comply with clause (i) above and (C) have been approved by a majority of the disinterested members of the Board of Directors.

  (b) The provisions of the foregoing paragraph (a) shall not prohibit (i) any Restricted Payment permitted to be paid pursuant to the covenant described under "--Limitation on Restricted Payments" above; (ii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise, pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans in the ordinary course of business and approved by the Board of Directors or a committee thereof; (iii) the grant of stock options or similar rights to employees and directors of the Company in the ordinary course of business and pursuant to plans approved by the Board of Directors or a committee thereof; (iv) loans or advances to employees in the ordinary course of business of the Company or its Restricted Subsidiaries; (v) fees, compensation or employee benefit arrangements paid to and indemnity provided for the benefit of directors, officers or employees of the Company or any Subsidiary in the ordinary course of business; or (vi) any Affiliate Transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries.

  Limitation on Payment Restrictions Affecting Restricted Subsidiaries

  The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary (i) to pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (ii) to make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company, except: (A) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Original Issue Date; (B) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary which was entered into on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date; (C) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of this covenant (or effecting a Refinancing of such Refinancing Indebtedness pursuant to this clause (C)) or contained in any amendment to an agreement referred to in clause (A) or (B) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no more restrictive in any material respect than the encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements; (D) any such encumbrance or restriction consisting of customary contractual non-assignment provisions to the extent such provisions restrict the transfer of rights, duties or obligations under such contract; (E) in the case of clause
(iii) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; (F) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and (G) any restriction imposed by applicable law.

  Restricted and Unrestricted Subsidiaries

  The Company will not permit any Restricted Subsidiary to be designated as an Unrestricted Subsidiary unless the Company and its Restricted Subsidiaries would thereafter be permitted to (i) Incur at least $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under "--Limitation on Additional Indebtedness" above and (ii) make a Restricted Payment of at least $1.00 pursuant to the first paragraph of the covenant described under "--Limitation on Restricted Payments" above.

  The Company will not permit any Unrestricted Subsidiary to be designated as a Restricted Subsidiary unless such Subsidiary has outstanding no Indebtedness except such Indebtedness as the Company could permit it to become liable for immediately after becoming a Restricted Subsidiary under the provisions of the covenant described under "--Limitation on Additional Indebtedness" above.

  The Company will not permit Standard Pacific of Texas, Inc. to be designated as an Unrestricted Subsidiary or permit the assets of the Company or any Subsidiary employed in homebuilding operations to be transferred to an Unrestricted Subsidiary, except in amounts permitted under the limitation on Restricted Payments.

MERGERS AND SALES OF ASSETS BY THE COMPANY

  The Indenture provides that the Company may not consolidate with, merge into or transfer all or substantially all of its assets to another person unless
(i) such person (if other than the Company) is a corporation organized under the laws of the United States or any state thereof or the District of Columbia and expressly assumes all the obligations of the Company under the Indenture and the Notes; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) the Consolidated Net Worth of the obligor of the New Notes immediately after such transaction (exclusive of any adjustments to Consolidated Net Worth relating to transaction costs and accounting adjustments resulting from such transaction) is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and (iv) the surviving corporation would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under "--Certain Covenants-- Limitation on Additional Indebtedness" above.

EVENTS OF DEFAULT

  The Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, with respect to the New Notes, the Trustee or the holders of not less than 25% in aggregate principal amount of the New Notes may declare the principal amount of the Notes to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the New Notes may rescind such a declaration.

  Under the Indenture, an Event of Default is defined as, with respect to the New Notes, any of the following: (i) default in payment of the principal of any New Note; (ii) default in payment of any interest on any New Note when due, continuing for 30 days; (iii) failure by the Company to comply with its other agreements in the New Notes or the Indenture for the benefit of the holders of the New Notes upon the receipt by the Company of notice of such Default by the Trustee or the holders of at least 25% in aggregate principal amount of the New Notes and the Company's failure to cure such Default within 45 days after receipt by the Company of such notice; (iv) certain events of bankruptcy or insolvency; (v) default under any mortgage, indenture (including the Indenture) or instrument under which is issued or which secures or evidences Indebtedness of the Company or any Restricted Subsidiary (other than Non-Recourse Indebtedness) which default constitutes a failure to pay principal of such Indebtedness in an amount of $20 million or more when due and payable (other than as a result of acceleration) or results in Indebtedness (other than Non-Recourse Indebtedness) in the aggregate of $20 million or more becoming or being declared due and payable before it would otherwise become due and payable; and (vi) entry of a final judgment for the payment of money against the Company or any Restricted Subsidiary in an amount of $5 million or more which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal such judgment has expired or becomes subject to an enforcement proceeding.

  The Trustee shall give notice to holders of the New Notes of any continuing Default known to the Trustee within 90 days after the occurrence thereof; provided, that the Trustee may withhold such notice, as to any Default other than a payment Default, if it determines in good faith that withholding the notice is in the interests of the holders.

  The holders of a majority in principal amount of the New Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the New Notes, provided that such directions shall not be in conflict with any law or the Indenture and subject to certain other limitations. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. No holder of New Notes will have any right to pursue any remedy with respect to the Indenture or the New Notes, unless
(i) such holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the New Notes; (ii) the holders of at least 25% in aggregate principal amount of the New Notes shall have made a written request to the Trustee to pursue such remedy; (iii) such holder or holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee; (iv) the holders of a majority in aggregate principal amount of the New Notes have not given the Trustee a direction inconsistent with such request within 60 days after receipt of such request; and (v) the Trustee shall have failed to comply with the request within such 60-day period.

  Notwithstanding the foregoing, the right of any holder of any New Note to receive payment of the principal of and interest in respect of such New Note on the Stated Maturity expressed in such New Note or to institute suit for the enforcement of any such payments shall not be impaired or adversely affected without such holder's consent. The holders of at least a majority in aggregate principal amount of the New Notes may waive an existing Default with respect to the New Notes and its consequences, other than (i) any Default in any payment of the principal of or interest on any New Note or (ii) any Default in respect of certain covenant or provisions in the Indenture which may not be modified without the consent of the holder of each New Note as described in "Modification and Waiver," below.

MODIFICATION AND WAIVER

  The Company and the Trustee may execute a supplemental indenture without the consent of the holders of the New Notes (i) to add to the covenants, agreements and obligations of the Company for the benefit of the holders of all the New Notes or to surrender any right or power conferred in the Indenture upon the Company; (ii) to evidence the succession of another corporation to the Company and the assumption by it of the obligations of the Company under the Indenture and the New Notes; (iii) to establish the form or terms of the New Notes as permitted by Sections 2.01 and 2.03(a) of the Indenture; (iv) to provide for the acceptance of appointment under the Indenture of a successor Trustee with respect to the New Notes and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee; (v) to cure any ambiguity, defect or inconsistency; (vi) to secure the New Notes; or (ix) to make any other change that does not adversely affect the rights of any holder.

  With the consent of the holders of not less than a majority in aggregate principal amount of the New Notes, the Company and the Trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture with respect to the New Notes or modify in any manner the rights of the holders of the New Notes, provided that no such supplemental indenture will, without the consent of the holder of each such New Note affected thereby (i) change the stated maturity of the principal of, or any installment of principal or interest on, any New Note or any premium payable upon redemption thereof; (ii) reduce the principal amount of, or the rate of interest on, any New Note; (iii) change the place or currency of payment of principal or interest, if any, on any New Note; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any New Note; (v) reduce the above-stated percentage of holders of the New Notes necessary to modify or amend the Indenture; or (vi) modify the foregoing requirements or reduce the percentage in principal amount of New Notes necessary to waive any covenant or past default. Holders of not less than a majority in principal amount of the New Notes may waive certain past Defaults and may waive compliance by the Company with certain of the restrictive covenants described above with respect to the New Notes.

DISCHARGE

  The Company may satisfy and discharge obligations under the Indenture with respect to the New Notes by delivering to the Trustee for cancellation all outstanding New Notes or depositing with the Trustee, after such outstanding New Notes have become due and payable, cash sufficient to pay at Stated Maturity all of the outstanding New Notes and paying all other sums payable under the Indenture with respect to the New Notes.

THE TRUSTEE

  The Trustee is United States Trust Company of New York. The Trustee will be permitted to engage in certain transactions with the Company and its subsidiaries; provided, however, if the trustee acquires any conflicting interest, it must eliminate such conflict or resign.

REPORTS TO HOLDERS OF THE NEW NOTES

  So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Commission. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the New Notes, it will nonetheless continue to furnish information under Section 13 or 15(d) of the Exchange Act to the Commission and the Trustee as if it were subject to such periodic reporting requirements.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) in a Related Business; or (ii) the Capital Stock of a person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; provided, however, that any such Restricted Subsidiary is primarily engaged in a Related Business. For purposes of this definition, "Related

Business" means any business related, ancillary or complimentary (as defined in good faith by the Board of Directors) to the business of the Company and the Restricted Subsidiaries on the Original Issue Date.

  "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control" when used with respect to any specified person means the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares and, to the extent required by local ownership laws in foreign countries, shares owned by foreign shareholders); (ii) all or substantially all the assets of any division, business segment or comparable line of business of the Company or any Restricted Subsidiary; or (iii) any other assets of the Company or any Restricted Subsidiary having a fair market value (as determined in good faith by the Board of Directors) in excess of $250,000 disposed of in a single transaction or series of related transactions outside of the ordinary course of business of the Company or such Restricted Subsidiary (other than, in the case of (i), (ii) and (iii) above, a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary).

  "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment (assuming the exercise by the obligor of such Indebtedness of all unconditional (other than as to the giving of notice) extension options of each such scheduled payment date) of such Indebtedness multiplied by the amount of such principal payment by (ii) the sum of all such principal payments.

  "Bank Credit Facility" means the Revolving Credit Facility and any bank credit agreement or credit facility entered into in the future by the Company or any Restricted Subsidiary, as any of the same may be amended, waived, modified, refinanced or replaced from time to time.

  "Capitalized Lease Obligations" means any obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles.

  "Capital Stock" of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

  "Change of Control" means the occurrence of any of the following events:

  (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50 percent of the total voting power of the Voting Stock of the Company;

  (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a majority vote of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

  (iii) the merger or consolidation of the Company with or into another person or the merger of another person with or into the Company, or the sale of all or substantially all the assets of the Company to another person, other than any such sale to one or more Restricted Subsidiaries, and in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100 percent of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation, or a parent corporation that owns all of the Capital Stock of such surviving corporation, that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation or such parent corporation, as the case may be.

  "Consolidated Coverage Ratio" with respect to the Company as of any date of determination means the ratio of the Company's EBITDA to its Consolidated Interest Incurred for the four fiscal quarters ending immediately prior to the date of determination. Notwithstanding clause (ii) of the definition of Consolidated Net Income, if the Indebtedness which is being Incurred is Incurred in connection with an acquisition by the Company or a Restricted Subsidiary, the Consolidated Coverage Ratio shall be determined after giving effect to both the Consolidated Interest Incurred related to the Incurrence of such Indebtedness and the EBITDA as if the acquisition had occurred at the beginning of the four fiscal quarter period (x) of the person becoming a Restricted Subsidiary or (y) in the case of an acquisition of assets that constitute substantially all of an operating unit or business, relating to the assets being acquired by the Company or a Restricted Subsidiary.

  "Consolidated Interest Expense" of the Company means, for any period, the aggregate amount of interest which, in accordance with generally accepted accounting principles as in effect on the Original Issue Date, would be included on an income statement for the Company and its Restricted Subsidiaries on a consolidated basis, whether expensed directly, or included as a component of cost of goods sold, or allocated to joint ventures or otherwise (including, but not limited to, imputed interest included on Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with Hedging Obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense), excluding interest expense related to mortgage banking operations, plus the product of (i) cash dividends paid on any Preferred Stock of the Company, times (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective aggregate federal, state and local tax rate of the Company, expressed as a decimal.

  "Consolidated Interest Incurred" of the Company means, for any period, (i) the aggregate amount of interest which, in accordance with generally accepted accounting principles as in effect on the Original Issue Date, would be included on an income statement for the Company and its Restricted Subsidiaries on a consolidated basis, whether expensed directly, or included as a component of cost of goods sold, or allocated to joint ventures or otherwise (including, but not limited to, imputed interest included on Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with Hedging Obligations, amortization of discount or premium, if any, and all other non-cash interest expense), excluding interest expense related to mortgage banking operations, plus or minus, without duplication; (ii) the difference between capitalized interest for such period and the interest component of cost of goods sold for such period; plus (iii) the product of (A) cash dividends paid on any Preferred Stock of the Company, times (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective aggregate federal, state and local tax rate of the Company, expressed as a decimal.

  "Consolidated Net Income" for any period, means the aggregate of the Net Income of the Company and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date, provided that (i) the Net Income of any person in which the Company or any Restricted Subsidiary has, a joint interest with a third party (other than an Unrestricted Subsidiary) shall be included only to the extent of the lesser of
(A) the amount of dividends or distributions actually paid to the Company or a Restricted Subsidiary or (B) the Company's direct or indirect proportionate interest in the Net Income of such person, provided that, so long as the Company or a Restricted Subsidiary has an unqualified legal right to require the payment of a dividend or distribution, Net Income shall be determined solely pursuant to clause (B); (ii) the Net Income of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and (iii) the Net Income of any Unrestricted Subsidiary shall be included only to the extent of the amount of dividends or distributions (the fair value of which, if other than in cash, to be determined by the Board of Directors, in good faith) by such Subsidiary to the Company or to any of its consolidated Restricted Subsidiaries; and (iv) the Net Income of any Unrestricted Subsidiary, any Homebuilding Joint Venture or any other person in which the Company or any Restricted Subsidiary has a joint interest with a third party that is not existing on December 31, 1997 shall be included only to the extent that the aggregate amount of dividends or distributions (the fair value of which, if other than cash, to be determined by the Board of Directors, in good faith) by such Subsidiary or Homebuilding Joint Venture to the Company or to any of its consolidated Restricted Subsidiaries exceeds the aggregate amount of unpaid loans or advances and unreturned capital contributions made by the Company or any Restricted Subsidiary in or to such Subsidiary or Homebuilding Joint Venture.

  "Consolidated Net Worth" of the Company means consolidated stockholders' equity less any increase in stockholders' equity of each of the Unrestricted Subsidiaries subsequent to December 31, 1997 attributable to the Company or any of its Restricted Subsidiaries, as determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date.

  "Consolidated Tangible Net Worth" with respect to the Company means the consolidated stockholders' equity of the Company, as determined in accordance with generally accepted accounting principles as in effect on the date of the issuance of the New Notes, less (i) that portion of any increase of each of the Unrestricted Subsidiaries' stockholders' equity subsequent to December 31, 1997 attributable to the Company or any of its Restricted Subsidiaries, as determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date; and (ii) the Intangible Assets of the Company and the Restricted Subsidiaries. "Intangible Assets" means the amount (to the extent reflected in determining consolidated stockholders' equity) of
(A) all write-ups (other than write-ups of tangible assets of a going concern business made within twelve months after the acquisition of such business) in the book value of any asset owned by the Company or any Restricted Subsidiary, and (B) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles.

  "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

  "Disqualified Stock" means, with respect to any person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise; (ii) is convertible or exchangeable, at the option of the holder thereof, for Indebtedness or Disqualified Stock; or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to February 15, 2009. Notwithstanding the foregoing, "Disqualified Stock" shall not include Capital Stock which is redeemable solely pursuant to a change in control provision that does not (A) cause such Capital Stock to become redeemable in circumstances which would not constitute a Change of Control and (B) require the Company to pay the redemption price therefor prior to the repurchase date specified under "--Change of Control" above.

  "EBITDA" of the Company for any period means the sum of Consolidated Net Income plus Consolidated Interest Expense plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:
(i) income tax expense, (ii) depreciation expense, (iii) amortization expense and (iv) all other non-cash items reducing Consolidated Net Income (other than items that will require cash payments in the future and for which an accrual or reserve is, or is required by generally accepted accounting principals as in effect on the date of issuance of the Notes to be, made), less all non-cash items increasing Consolidated Net Income, in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income.

  "Hedging Obligations" of any person means the net obligations of such person pursuant to any Interest Rate Agreement or any foreign exchange contract, currency swap agreement or other similar agreement to which such person is a party or a beneficiary.

  "Homebuilding Joint Venture" means (i) any Unrestricted Subsidiary and (ii) any person in which the Company or any of its Subsidiaries has an ownership interest but less than a 100 percent ownership interest that, in each case, was formed for and is engaged in homebuilding operations.

  "Incur" means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; provided further, however, that in the case of a discount security, neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness. The term "Incurrence" when used as a noun shall have a correlative meaning.

  "Indebtedness" means on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable; (ii) all Capitalized Lease Obligations of such person;
(iii) all obligations of such person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding accounts payable and accrued expenses arising in the ordinary course of business and which are not more than 90 days past due and not in dispute) which would appear as a liability on a balance sheet of a person prepared on a consolidated basis in accordance with generally accepted accounting principles, which purchase price or obligation is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services (provided that, in the case of obligations of an acquired person assumed in connection with an acquisition of such person, such obligations would constitute Indebtedness of such person); (iv) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit); (v) the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such person, any Preferred Stock (but excluding, in each case, any accrued dividends); (vi) all obligations of the type referred to in clauses (i) through (v) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee; (vii) all obligations of the type referred to in clauses (i) through (vi) of other persons secured by any lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and (viii) to the extent not otherwise included in this definition, Hedging Obligations of such Person. The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency, other than a contingency solely within the control of such person, giving rise to the obligation, of any contingent obligations as described above at such date; provided, however, that the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such indebtedness at such time as determined in conformity with generally accepted accounting principles.

  "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

  "Investment" in any person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such person) or other extensions of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such person.

  "Mortgage" means a first priority mortgage or first priority deed of trust on improved real property.

  "Net Income" of any person means the net income (loss) of such person, determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date; excluding, however, from the determination of Net Income all gains (to the extent that they exceed all losses) realized upon the sale or other disposition (including, without limitation, dispositions pursuant to sale leaseback transactions) of any real property or equipment of such person, which is not sold or otherwise disposed of in the ordinary course of business, or of any capital stock of such person or its subsidiaries owned by such person.

  "Non-Recourse Indebtedness" means Indebtedness or other obligations secured by a lien on property to the extent that the liability for such Indebtedness or other obligations is limited to the security of the property without liability on the part of the Company or any Subsidiary (other than the Subsidiary which holds title to such property) for any deficiency.

  "Person" means an individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability partnership, trust, unincorporated organization, or government or any agency or political subdivision thereof.

  "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

  "Refinance" means, in respect of Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinancing" shall have a correlative meaning.

  "Restricted Investment" means any loan, advance, capital contribution or transfer (including by way of guaranty or other similar arrangement) in or to any Unrestricted Subsidiary, Homebuilding Joint Venture or any person in which the Company, directly or indirectly, has an ownership interest but less than 100 percent ownership interest; provided, however, that loans, advances, capital contributions or transfers (including by way of guaranty or other similar arrangement) to a Homebuilding Joint Venture shall be counted as a Restricted Investment only to the extent that the aggregate at any one time outstanding of all such amounts expended (or with respect to guaranties or similar arrangements the amounts then guaranteed) exceed, subsequent to December 31, 1996, $20 million for any one Homebuilding Joint Venture or $80 million in the aggregate for all Homebuilding Joint Ventures. Restricted Investment shall include the fair market value of the net assets of any Restricted Subsidiary that at any time is designated an Unrestricted Subsidiary. Any property transferred to an Unrestricted Subsidiary, and the net assets of a Restricted Subsidiary that is designated an Unrestricted

Subsidiary, shall be valued at fair market value at the time of such transfer, in each case as determined by the Board of Directors of the Company in good faith. The net assets of Panel Concepts shall not be counted as a Restricted Investment if (i) a sale of all or a portion of the Capital Stock of Panel Concepts causes Panel Concepts to become an Unrestricted Subsidiary; (ii) at the time of such sale, the net book value of the assets of Panel Concepts represent less than 10 percent of the consolidated assets of the Company and its Restricted Subsidiaries; and (iii) the net proceeds of any such sale and any subsequent sale of the Capital Stock of Panel Concepts to any person other than the Company or any Restricted Subsidiary are paid or distributed to the Company or any Restricted Subsidiary.

  "Restricted Subsidiary" means any Wholly Owned Subsidiary that has not been designated an Unrestricted Subsidiary.

  "Subsidiary" means a corporation, a majority of the capital stock with voting power to elect directors of which is directly or indirectly owned by the Company and its Subsidiaries, or any person in which the Company and its Subsidiaries has at least a majority ownership interest.

  "Unrestricted Subsidiary" means (i) any Subsidiary in which the Company, directly or indirectly, has less than a 100 percent ownership interest, (ii) any Wholly Owned Subsidiary which, in accordance with the provisions of the Indenture, has been designated in a resolution adopted by the Board of Directors of the Company as an Unrestricted Subsidiary, in each case unless and until such Subsidiary shall, in accordance with the provisions of the Indenture, be designated by a resolution of the Company as a Restricted Subsidiary; and (iii) any Wholly Owned Subsidiary a majority of the voting stock of which shall at the time be owned directly or indirectly by one or more Unrestricted Subsidiaries. At the date of issuance of the New Notes, the Company will have designated Family Lending Services, Savings, Standard Pacific Financing Inc. and Standard Pacific Financing L.P. as Unrestricted Subsidiaries.

  "Voting Stock", with respect to any person, means securities of any class of Capital Stock of such person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the board of directors of such person.

  "Warehouse Facility" means a Bank Credit Facility to finance the making of Mortgage loans originated by the Company or any of its Subsidiaries.

  "Wholly Owned Subsidiary" means a Subsidiary, all of the capital stock (whether or not voting, but exclusive of directors' qualifying shares) of which is owned by the Company or a Wholly Owned Subsidiary.

BOOK-ENTRY, DELIVERY AND FORM

  The New Notes initially will be represented by one or more New Notes in registered global form (the "New Global Notes"). The New Global Notes will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the "Global Note Holder"). DTC will maintain the New Notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities.

  DTC has advised the Company that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act that was created to hold securities for its participating organizations (collectively, the "Participants" or "DTC's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. DTC's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, securities brokers, dealers and trust companies (collectively, the "Indirect Participants" or "DTC's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through DTC's Participants or DTC's Indirect Participants.

  The Company expects that pursuant to procedures established by DTC (i) upon deposit of the New Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the New Global Notes and (ii) ownership of beneficial interests in the New Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of DTC's Participants), DTC's Participants and DTC's Indirect Participants.

  The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the New Global Notes will be limited to such extent.

  Investors in the New Global Notes may hold their interests therein directly through DTC, if they are Participants in such system, or through Indirect Participants.

  So long as the Global Note Holder is the registered owner of the New Global Notes, the Global Note Holder will be considered the sole holder of outstanding New Notes under the Indenture. Except as provided below, owners of beneficial interests in the New Global Notes will not be entitled to have New Notes registered in their names and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the New Global Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such beneficial ownership interests.

  Payments in respect of the principal of, premium, if any, and interest on any New Global Notes registered in the name of a Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names any New Notes, including the New Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of the Company or the Trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in the New Global Notes (including principal, premium, if any, and interest). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective beneficial interests in the relevant security as shown on the records of the Depositary. Payments by DTC's Participants and DTC's Indirect Participants to the owners of beneficial interests in the New Global Notes will be governed by standing instructions and customary practice and will be the responsibility of DTC's Participants or DTC's Indirect Participants.

  A New Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC. A New Global Note is exchangeable for New Notes in definitive form only if: (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of New Notes in definitive form under the Indenture. In either instance, upon surrender by the relevant Global Note Holder of its New Global Note, New Notes in definitive form will be issued to each person that such Global Note Holder and DTC identifies as being the beneficial owner of the related New Notes.

  Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or DTC in identifying the owners of beneficial interests in the New Global Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

  The Indenture will require that payments in respect of the New Notes represented by the New Global Note (including principal, premium, if any, and interest) be made in same-day funds. The Old Notes are eligible to trade in the PORTAL market. Following commencement of the Exchange Offer but prior to its consummation, the Old Notes may continue to be traded in the PORTAL market. Following consummation of the Exchange Offer, the New Notes will not be eligible for trading on PORTAL.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date and ending on the close of business on the 180th day following the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

  The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days after the Expiration Date, the Company will promptly send a reasonable number of additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents. Additional copies of this Prospectus, the Letter of Transmittal and other related documents may be obtained upon request to the Exchange Agent at (800) 548-6565. The Company has agreed to pay all expenses incident to the Exchange Offer (which shall not include any expenses of any holder in connection with resale of the New Notes) and will indemnify the holders of the Notes participating in the Exchange Offer (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following is a summary of certain material United States federal income tax consequences generally applicable to holders of the New Notes. The federal income tax considerations set forth below are based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations ("Treasury Regulations"), judicial authority, and current administrative rulings and pronouncements of the Internal Revenue Service (the "IRS"). There can be no assurance that the IRS will not take a contrary view, and no ruling from the IRS has been, or will be, sought on the issues discussed herein. Legislative, judicial, or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences discussed below. This discussion applies only to a person who is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of source, (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of the New Notes is effectively connected with the conduct of a United States trade or business (or, if applicable, attributable to a permanent establishment situated in the United States) (a "Holder").

  The summary is not a complete analysis or description of all potential federal tax considerations that may be relevant to, or of the actual tax effect that any of the matters described herein will have on, particular Holders, and does not address foreign, state, local or other tax consequences. This summary does not address the federal income tax consequences to (a) special classes of taxpayers (such as S corporations, mutual funds, insurance companies, financial institutions, small business investment companies, foreign companies, nonresident alien individuals, regulated investment companies, real estate investment trusts, dealers in securities or currencies, broker-dealers and tax-exempt organizations) who are subject to special treatment under the federal income tax laws, (b) Holders that hold New Notes as part of a position in a "straddle," or as part of a "hedging," "conversion," or other integrated investment transaction for federal income tax purposes, (c) Holders that do not hold the New Notes as capital assets within the meaning of section 1221 of the Code or (d) Holders whose functional currency is not the U.S. dollar. Furthermore, estate and gift tax consequences are not discussed herein.

  BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF THE OLD NOTES IS STRONGLY URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO HIS OR HER PARTICULAR TAX SITUATION AND AS TO ANY FEDERAL, FOREIGN, STATE, LOCAL OR OTHER TAX CONSIDERATIONS (INCLUDING ANY POSSIBLE CHANGES IN TAX LAW) AFFECTING THE PURCHASE, HOLDING AND DISPOSITION OF THE NEW NOTES.

EXCHANGE OFFER

  The exchange of Old Notes for the New Notes pursuant to the Exchange Offer should not be a taxable event for U.S. federal income tax purposes. As a result, there should be no U.S. federal income tax consequences to Holders exchanging the Old Notes for the New Notes pursuant to the Exchange Offer, and a Holder should have the same tax basis and holding period in the New Notes as the Old Notes.

INTEREST

  Generally, interest paid on the New Notes will be taxable to a Holder as ordinary income at the time it accrues or is received in accordance with such Holder's method of accounting for U.S. federal income tax purposes. Interest income arising from the New Notes will not be reduced by any taxes withheld under the backup withholding rules or otherwise. See "--Backup Withholding."

MARKET DISCOUNT

  If a New Note is acquired at a "market discount," some or all of any gain realized upon a subsequent sale, other disposition, or full or partial principal payment, of such New Note may be treated as ordinary income, as described below. For this purpose, "market discount" is the excess (if any) of the principal amount of a New Note over the purchase price thereof, subject to a statutory de minimis exception. Unless a Holder has elected to include the market discount in income as it accrues, gain, if any, realized on any subsequent disposition (other than in connection with certain nonrecognition transactions) or full or partial principal payment of such New Note will be treated as ordinary income to the extent of the market discount that is treated as having accrued during the period such Holder held such New Note.

  The amount of market discount treated as having accrued will be determined either (i) on a straight-line basis by multiplying the market discount times a fraction, the numerator of which is the number of days the New Note was held by the Holder and the denominator of which it is the total number of days after the date such Holder acquired the New Note up to and including the date of its maturity or (ii) if the Holder so elects, on a constant interest rate method. A Holder may make that election with respect to any New Note but, once made, such election is irrevocable.

  A Holder of a New Note acquired at a market discount may elect to include market discount in income currently, through the use of either the straight-line inclusion method or the elective constant interest method in lieu of recharacterizing gain upon disposition as ordinary income to the extent of accrued market discount at the time of disposition. Once made, this election will apply to all notes and other obligations acquired by the electing Holder at a market discount during the taxable year for which the election is made, and all subsequent taxable years, unless the IRS consents to a revocation of the election. If an election is made to include market discount in income currently, the basis of the New Note in the hands of the Holder will be increased by the amount of the market discount that is included in income.

  Unless a Holder who acquires a New Note at a market discount elects to include market discount in income as it accrues such Holder may be required to defer deductions for a portion of the interest paid on indebtedness incurred to purchase or carry such New Note in an amount not exceeding the deferred market discount income, until such income is realized.

BOND PREMIUM

  If a Holder purchases a New Note and immediately after the purchase the adjusted basis of the New Note exceeds the sum of all amounts payable on the instrument after the purchase date (other than payments of stated interest), the New Note will be treated as having been acquired with "bond premium." Pursuant to recently finalized Treasury Regulations, a Holder may elect to amortize such premium as an offset to interest income (and not as a separate deduction item) using the constant yield method, but only as such Holder takes stated interest on the New Note into account under its regular method of tax accounting. In the case of debt instruments, such as the New Notes, that provide for alternative payment schedules upon the occurrence of certain contingencies, bond premium is calculated by assuming that (i) a holder will exercise or not exercise options in a manner that minimizes the holder's yield and (ii) the issuer will generally exercise options in a manner that minimizes the holder's yield, except that the issuer will exercise a call option if the exercise of such option would maximize the holder's yield. In each case, bond premium is generally recalculated if a contingency occurs or does not occur contrary to the assumption. If a Holder purchases a New Note for a premium and does not elect to amortize such premium, the Holder will be required to report the full amount of stated interest on the New Notes as ordinary income, even though the Holder may be required to recognize a capital loss (which may not be available to offset ordinary income) on a sale or other disposition of the New Notes.

  The final regulations generally apply to debt instruments acquired on or after March 2, 1998. However, if a Holder makes an election to amortize premium on a New Note for a taxable year which includes March 2, 1998 (or any subsequent taxable year), such election and the final regulations will apply to all taxable debt instruments held by the Holder at the beginning of the taxable year in which the election is made, and to all taxable debt instruments acquired thereafter by such Holder. Such election may be revoked only with the consent of the IRS. Holders that pay a premium for the New Notes should consult their tax advisors regarding the election to amortize premium and the method to be employed.

DISPOSITION OF THE NEW NOTES

  Upon the sale, exchange or retirement of a New Note, a Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (except to the extent attributable to accrued interest that has not been included in income) and such Holder's adjusted tax basis in the New Note. A Holder's adjusted tax basis in a New Note will generally equal the Holder's purchase price for such New Note, increased by any market discount previously included in income by the Holder and decreased by the portion of the basis of the New Note allocable to principal payments previously received by the Holder and amortizable bond premium, if any, deducted over the term of the New Note. Gain or loss realized on the sale, exchange or retirement of a New Note generally will be capital gain or loss. Recently enacted legislation includes substantial changes to the federal taxation of capital gains recognized by individuals, including a 20% maximum tax rate for certain gains from the sale of capital assets held for more than 18 months. The deduction of capital losses is subject to certain limitations. Prospective investors should consult their tax advisors regarding the treatment of capital gains and losses.

  The Company does not intend to treat the possibility of an optional redemption or repurchase of the New Notes as giving rise to any accrual of original issue discount or recognition of ordinary income upon redemption, sale or exchange of a New Note. Holders may wish to consider that Treasury Regulations regarding the treatment of certain contingencies were recently issued and may wish to consult their tax advisers in this regard.

BACKUP WITHHOLDING

  Under section 3406 of the Code and applicable Treasury Regulations, a Holder may be subject to backup withholding at the rate of 31 percent with respect to "reportable payments," which include interest paid on or the proceeds of a sale, exchange or redemption of the New Notes. They payor will be required to deduct and withhold the prescribed amounts if (i) the payee fails to furnish a Taxpayer Identification Number ("TIN") to the payor, or otherwise fails to establish an exemption from backup withholding, in the manner required, (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect,
(iii) there has been a "notified payee underreporting" described in section 3406(c) of the Code or (iv) there has been a failure of the payee to certify under penalty of perjury that the payee is not subject to withholding under section 3406(a)(1)(C) of the Code. As a result, if any one of the events listed above occurs, the payor will be required to withhold an amount equal to 31 percent from any interest payment made with respect to the New Notes or any payment of proceeds of a redemption of the New Notes to a noncorporate Holder. Amounts paid as backup withholding do not constitute an additional tax and will be credited against the Holder's federal income tax liability, so long as the required information is provided to the IRS. The Company generally will report to the Holders and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to payment on the New Notes.

  THE FOREGOING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF NEW NOTES IN LIGHT OF HIS OR HER PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO ANY TAX CONSEQUENCES TO THEM FROM THE PURCHASE, OWNERSHIP, AND DISPOSITION OF NOTES INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.

                                 LEGAL MATTERS

  The legality of the New Notes will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Robert K. Montgomery, a partner of Gibson, Dunn & Crutcher LLP, and certain members of his immediate family own approximately 50,000 shares of Common Stock of the Company.

                             INDEPENDENT AUDITORS

  The audited financial statements included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants as indicated in their report with respect thereto, appearing elsewhere herein.

                         INDEX TO FINANCIAL STATEMENTS

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................. F-2
Consolidated Statements of Operations for the years ended December 31,
 1997, 1996 and 1995...................................................... F-3
Consolidated Balance Sheets at December 31, 1997 and 1996................. F-4
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 1997.............................. F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1997, 1996 and 1995...................................................... F-6
Notes to Consolidated Financial Statements for the years ended December
 31, 1997, 1996 and 1995.................................................. F-8

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Standard Pacific Corp.:

  We have audited the accompanying consolidated balance sheets of STANDARD PACIFIC CORP. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Pacific Corp. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                          ARTHUR ANDERSEN LLP

Orange County, California
January 23, 1998

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 YEAR ENDED DECEMBER 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
Revenues...................................  $  584,571  $  399,863  $  346,263
Cost of sales..............................     490,876     348,066     307,794
Noncash charge for impairment of long-lived
 assets....................................         --          --       46,491
                                             ----------  ----------  ----------
  Gross margin.............................      93,695      51,797      (8,022)
                                             ----------  ----------  ----------
Selling, general and administrative ex-
 penses....................................      52,141      37,351      34,873
Income from unconsolidated joint ventures..       3,787       4,708       6,953
Interest expense...........................       4,981       7,142       1,860
Amortization of excess of cost over net as-
 sets acquired.............................         245         --          --
Other income...............................         931         936         555
                                             ----------  ----------  ----------
Income (loss) from continuing operations
 before income taxes.......................      41,046      12,948     (37,247)
(Provision) benefit for income taxes.......     (17,070)     (5,197)     14,890
                                             ----------  ----------  ----------
Income (loss) from continuing operations...      23,976       7,751     (22,357)
Income (loss) from discontinued operations,
 net of income taxes of $(1,034), $(408)
 and $3,636, respectively..................          48         642      (5,006)
Gain on disposal of discontinued operation,
 net of income taxes of $(51), $0 and $0,
 respectively..............................       3,302         --          --
                                             ----------  ----------  ----------
Net Income (Loss)..........................  $   27,326  $    8,393  $  (27,363)
                                             ==========  ==========  ==========

Basic Net Income (Loss) Per Share:
  Income (loss) per share from continuing
   operations..............................  $     0.82  $     0.26  $    (0.73)
  Income (loss) per share from discontinued
   operations, net of income taxes.........        0.00        0.02       (0.17)
  Gain on disposal of discontinued
   operation, net of income taxes..........        0.11         --          --
                                             ----------  ----------  ----------
  Net Income (Loss) Per Share..............  $     0.93  $     0.28  $    (0.90)
                                             ==========  ==========  ==========
  Weighted average common shares
   outstanding.............................  29,504,477  30,000,492  30,488,676
                                             ==========  ==========  ==========
Diluted Net Income (Loss) Per Share:
  Income (loss) per share from continuing
   operations..............................  $     0.81  $     0.26  $    (0.73)
  Income (loss) per share from discontinued
   operations, net of income taxes.........        0.00        0.02       (0.17)
  Gain on disposal of discontinued
   operation, net of income taxes..........        0.11         --          --
                                             ----------  ----------  ----------
  Net Income (Loss) Per Share..............  $     0.92  $     0.28  $    (0.90)
                                             ==========  ==========  ==========
  Weighted average common and diluted
   shares outstanding......................  29,807,702  30,011,595  30,488,676
                                             ==========  ==========  ==========

 The accompanying notes are an integral part of these consolidated statements.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                            AT DECEMBER 31,
                                                          -----------------
                                                            1997     1996
                                                          -------- --------
                                    ASSETS
Cash and equivalents..................................... $  8,381 $  5,252
Investment securities held to maturity...................      --     5,329
Mortgage notes receivable and accrued interest...........   12,095    3,741
Other notes and accounts receivable, net.................   11,686    8,648
Inventories:
  Real estate in process of development and completed
   model homes...........................................  448,951  363,718
  Real estate held for sale..............................    2,897    8,927
Property and equipment, net of accumulated depreciation
 and amortization of $3,570 and $3,320, respectively.....    2,515    1,741
Investments in and advances to unconsolidated joint
 ventures................................................   26,217      885
Deferred income taxes....................................   12,136   16,481
Other assets.............................................    7,455    6,325
Excess of cost over net assets acquired, net ............    6,605      --
                                                          -------- --------
Total assets of continuing operations....................  538,938  421,047
                                                          -------- --------
Net assets of discontinued operations....................    8,727   28,067
                                                          -------- --------
  Total Assets........................................... $547,665 $449,114
                                                          ======== ========

                    LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Accounts payable and accrued expenses.................    $ 49,582 $ 26,958
Unsecured notes payable...............................      19,000   57,300
Trust deed notes payable..............................      17,174    4,467
10 1/2% senior notes due 2000.........................      78,800  100,000
8 1/2% senior notes due 2007, net.....................      99,331      --
                                                          -------- --------
Total Liabilities.....................................     263,887  188,725
                                                          -------- --------
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value; 10,000,000 shares
 authorized; none issued..............................         --       --
Common stock, $.01 par value; 100,000,000 shares
 authorized; 29,637,281 and 29,629,981 shares
 outstanding at December 31, 1997 and 1996,
 respectively.........................................         296      296
Paid-in capital.......................................     283,525  283,331
Accumulated deficit...................................         (43) (23,238)
                                                          -------- --------
Total stockholders' equity............................     283,778  260,389
                                                          -------- --------
  Total Liabilities and Stockholders' Equity..........    $547,665 $449,114
                                                          ======== ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                   COMMON             RETAINED
                                       NUMBER OF   STOCK              EARNINGS
 YEARS ENDED DECEMBER 31, 1995, 1996     COMMON     PAR   PAID-IN   (ACCUMULATED
              AND 1997                   SHARES    VALUE  CAPITAL     DEFICIT)
-------------------------------------  ----------  ------ --------  ------------
BALANCE, DECEMBER 31, 1994...........  30,621,931   $306  $289,447    $  2,990
Exercise of stock options and related
 income tax benefit..................       9,000    --         64         --
Repurchase of common shares..........    (570,650)    (5)   (3,856)        --
Cash dividends declared ($.12 per
 share)..............................         --     --        --       (3,657)
Net (loss)...........................         --     --        --      (27,363)
                                       ----------   ----  --------    --------
BALANCE, DECEMBER 31, 1995...........  30,060,281    301   285,655     (28,030)
Repurchase of common shares..........    (430,300)    (5)   (2,324)        --
Cash dividends declared ($.12 per
 share)..............................         --     --        --       (3,601)
Net income...........................         --     --        --        8,393
                                       ----------   ----  --------    --------
BALANCE, DECEMBER 31, 1996...........  29,629,981    296   283,331     (23,238)
Exercise of stock options and related
 income tax benefit..................     292,100      3     2,315         --
Repurchase of common shares..........    (284,800)    (3)   (2,121)        --
Cash dividends declared ($.14 per
 share) .............................         --     --        --       (4,131)
Net income...........................         --     --        --       27,326
                                       ----------   ----  --------    --------
BALANCE, DECEMBER 31, 1997...........  29,637,281   $296  $283,525    $    (43)
                                       ==========   ====  ========    ========


 The accompanying notes are an integral part of these consolidated statements.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1997      1996      1995
                                                  --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...............................  $ 27,326  $  8,393  $(27,363)
Adjustments to reconcile net income (loss) to
 net cash provided by (used in) operating
 activities of continuing operations:
  Discontinued operations.......................    (3,350)     (642)    5,006
  Noncash charge for impairment of long-lived
   assets.......................................       --        --     46,491
  Depreciation and amortization.................       586       555       231
  Amortization of excess of cost over net assets
   acquired.....................................       245       --        --
  Changes in cash and equivalents due to:
    Inventories.................................      (615)   (5,376)   52,459
    Receivables and accrued interest............    (1,804)     (992)    5,988
    Investment in and advances to unconsolidated
     joint ventures.............................   (25,332)    3,576    (3,015)
    Accounts payable and accrued expenses.......    21,083     2,797    (4,665)
    Deferred income taxes.......................     4,345     1,124   (15,805)
    Other, net..................................     4,555       299       206
                                                  --------  --------  --------
Net cash provided by (used in) continuing
 operations.....................................    27,039     9,734    59,533
Net cash provided by (used in) discontinued
 operations.....................................    37,088   (22,785)   21,371
                                                  --------  --------  --------
Net cash provided by (used in) operating
 activities.....................................    64,127   (13,051)   80,904
                                                  --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash paid for acquisition...................   (65,842)      --        --
Net additions to property and equipment.........    (1,264)     (242)     (183)
Sales (purchases) of investment securities......     5,329        81    (1,539)
Proceeds from the sale of discontinued
 operations.....................................     8,379       --        --
                                                  --------  --------  --------
Net cash provided by (used in) investing
 activities.....................................   (53,398)     (161)   (1,722)
                                                  --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from (payments on) bank lines of
 credit and term loans..........................   (38,300)    8,800   (37,750)
Net proceeds from the issuance of 8 1/2% senior
 notes..........................................    96,931       --        --
Principal payments on senior notes and trust
 deed notes payable.............................   (27,707)  (11,021)  (12,885)
Dividends.......................................    (4,131)   (3,601)   (3,657)
Repurchase of common shares.....................    (2,124)   (2,329)   (3,861)
Proceeds from exercise of stock options.........     1,705       --         64
                                                  --------  --------  --------
Net cash provided by (used in) financing
 activities.....................................    26,374    (8,151)  (58,089)
                                                  --------  --------  --------
Net increase (decrease) in cash and equivalents.    37,103   (21,363)   21,093
Cash and equivalents at beginning of period.....    16,234    37,597    16,504
                                                  --------  --------  --------
Cash and equivalents at end of period...........  $ 53,337  $ 16,234  $ 37,597
                                                  ========  ========  ========

 The accompanying notes are an integral part of these consolidated statements.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         1997    1996    1995
                                                        ------- ------- -------
SUMMARY OF CASH BALANCES:
Continuing operations ................................. $ 8,381 $ 5,252 $   290
Discontinued operations................................  44,956  10,982  37,307
                                                        ------- ------- -------
                                                        $53,337 $16,234 $37,597
                                                        ======= ======= =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest--continuing operations.................... $17,026 $16,687 $19,200
    Income taxes.......................................  15,500   1,477     530
SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:
  Land acquisitions financed by purchase money trust
   deeds............................................... $19,214 $   635 $ 9,444
  Expenses capitalized in connection with the issuance
   of the 8 1/2% senior notes due 2007.................   2,377     --      --


 The accompanying notes are an integral part of these consolidated statements.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. COMPANY ORGANIZATION AND OPERATIONS

  Standard Pacific Corp., a Delaware corporation (hereinafter referred to as the "Company"), operates primarily as a geographical diversified builder of single-family homes for use as primary residences with operations throughout the major metropolitan markets in California and Texas. Approximately 79 percent of the Company's home deliveries (including the unconsolidated joint ventures) were in California for the year ended December 31, 1997. There have been periods of time in California where economic growth has slowed and the average sales price of homes in certain areas in California in which the Company does business have declined. There can be no assurance that home sales prices will not decline in the future.

  The Company's business is affected by national, world and local economic conditions and events and the effect such conditions and events have on the markets it serves in California and Texas and in particular by the level of mortgage interest rates and consumer confidence in those regions. The Company cannot predict whether interest rates will be at levels attractive to prospective homebuyers. If interest rates increase, and in particular mortgage interest rates, the Company's operating results could be adversely impacted.

  In August 1997, the Company formed Family Lending Services, Inc. ("Family Lending Services"), which will operate as a mortgage banking subsidiary of the Company, offering mortgage financing to the Company's home buyers and others. Certain assets were contributed from Standard Pacific Savings, F.A. ("Savings") to capitalize this entity. Family Lending Services is in the process of obtaining required regulatory approvals and mortgage warehouse financing and is currently expected to begin offering mortgage financing to home buyers in the second quarter of 1998. Accordingly, the financial position and related results of operations of Family Lending Services for the year ended December 31, 1997 have been reflected as continuing operations in the accompanying consolidated balance sheets and statements of operations.

  The consolidated financial statements also include Standard Pacific Savings, F.A., a federally chartered savings and loan institution, and Panel Concepts, Inc., an office furniture manufacturing subsidiary, which have been treated as discontinued operations (See Note 12).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 a. Basis of Presentation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in unconsolidated joint ventures in which the Company has less than a controlling interest are accounted for using the equity method.

 b. Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 c. Cash and Equivalents

  For purposes of the consolidated statements of cash flows, cash and equivalents include cash on hand, demand deposits, and all highly liquid short-term investments, including interest bearing securities purchased with a remaining maturity of three months or less.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


 d. Real Estate Inventories

  For real estate under development the Company capitalizes direct carrying costs, including interest, property taxes and related development costs. Field construction supervision and related direct overhead are also included in the capitalized cost of real estate inventories. General and administrative costs are expensed as incurred.

  Effective December 31, 1995, the Company adopted the provisions of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of" (FAS 121). FAS 121 requires long-lived assets, including real estate inventories, that are expected to be held and used in operations to be carried at the lower of cost or, if impaired, the fair value of the asset, rather than the net realizable value. Long-lived assets to be disposed of should be reported at the lower of carrying amount or fair value less cost to sell. In evaluating long-lived assets held for use, an impairment loss is recognized if the sum of the expected future cash flows (undiscounted and without interest charge) is less than the carrying amount of the asset. Once a determination has been made that an impairment loss should be recognized for real estate inventories expected to be held and used, various assumptions and estimates are used to determine fair value including, among others, estimated costs of construction, development and marketing, sales absorption rates, anticipated sales prices and carrying costs. The calculation of the impairment loss is based on estimated future cash flows which are calculated to include an appropriate return and interest. The estimates used to determine the impairment adjustment could change in the near term as the economy in the Company's key markets change.

  The effect of the adoption of FAS 121, plus the effects of continued adverse trends experienced during 1995 in certain of the geographic markets in which the Company operates, on the values of certain of the Company's land holdings, particularly in San Diego county, resulted in a pretax noncash charge of $46.5 million for the year ended December 31, 1995. These adverse developments included, among other things, record high foreclosure rates, declines in median home prices and continued anemic economic recovery.

 e. Capitalization of Interest

  The Company follows the practice of capitalizing interest on real estate inventories during the period of development in accordance with Financial Accounting Standards No. 34, "Capitalization of Interest Cost." Interest capitalized as a cost of real estate under development is included in cost of sales as related units are sold. The following is a summary of interest capitalized and expensed from continuing operations for the following periods:

                                                     YEAR ENDED DECEMBER 31,
                                                     -----------------------
                                                      1997    1996    1995
                                                     ------- ------- -------
Total interest incurred during the period........... $17,026 $16,687 $19,200
Less: Interest capitalized as a cost of real estate
 under development..................................  12,045   9,545  17,340
                                                     ------- ------- -------
Interest expense.................................... $ 4,981 $ 7,142 $ 1,860
                                                     ======= ======= =======
Interest previously capitalized as a cost of real
 estate under development, included in cost of
 sales.............................................. $23,475 $16,920 $27,638(1)
                                                     ======= ======= =======
Capitalized interest in ending inventories.......... $13,712 $25,142 $32,517
                                                     ======= ======= =======

--------
(1) Excludes $11.6 million of interest included in the FAS 121 adjustment.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


 f. Property and Equipment

  Property and equipment is recorded at cost. Depreciation and amortization is recorded using the straight-line method over the estimated useful lives of the assets.

 g. Income Taxes

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires a liability approach for measuring deferred taxes based on temporary differences between the financial statement and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for years in which taxes are expected to be paid or recovered.

 h. Excess of Cost Over Net Assets Acquired

  The excess amount paid for a business acquisition over the net fair value of assets acquired and liabilities assumed has been capitalized in the accompanying consolidated balance sheets and is being amortized on a straight-line basis over seven years. Amortization expense for the year ended December 31, 1997 was $245,000. (See Note 4)

 i. Revenue Recognition

  Revenues of residential housing are recorded after construction is completed, required down payments are received and title passes.

 j. Warranty Costs

  Estimated future warranty costs are charged to cost of sales in the period when the revenues from home closings are recognized.

 k. Net Income Per Share

  Effective December 31, 1997 the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings per Share" (FAS 128). This statement requires the presentation of both basic and diluted net income per share for financial statement purposes. Basic net income per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted net income per share includes the effect of the potential shares outstanding, including dilutive stock options using the treasury stock method. The table below reconciles the components of the basic net income per share calculation to diluted net income per share.

                                                FOR THE YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------------------------------
                                    1997                    1996                      1995
                          ------------------------ ----------------------- ---------------------------
                          INCOME    SHARES    EPS  INCOME   SHARES    EPS   INCOME     SHARES    EPS
                          ------- ---------- ----- ------ ---------- ----- --------  ---------- ------
Basic Net Income (Loss)
 Per Share:
 Income (loss) available
  to common stockholders
  before discontinued
  operations............  $23,976 29,504,477 $0.82 $7,751 30,000,492 $0.26 $(22,357) 30,488,676 $(0.73)
Effect of Dilutive
 Securities:
 Stock options..........      --     303,225          --      11,103            --          --
                          ------- ----------       ------ ----------       --------  ----------
Diluted Net Income
 (Loss) Per Share:        $23,976 29,807,702 $0.81 $7,751 30,011,595 $0.26 $(22,357) 30,488,676 $(0.73)
                          ======= ========== ===== ====== ========== ===== ========  ========== ======

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  In January 1998, the Company granted an additional 400,000 stock options which were not considered in the calculation above for 1997, however, the effect of these stock options would not have had an impact on the above calculation as they were antidilutive for purposes of computing diluted net income per share.

 l. Stock-Based Compensation

  The Company accounts for its stock-based compensation plan using the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25).

  In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). Under the provisions of FAS 123, companies can elect to account for stock-based compensation plans using a fair-value-based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in APB 25. FAS 123 requires that companies electing to continue using the intrinsic value method must make pro forma disclosures of net income and earnings per share as if the fair-value-based method of accounting had been applied.

  Effective December 31, 1996, the Company adopted FAS 123 for financial statement disclosure purposes only and accordingly, the adoption had no impact on the Company's results of operations or financial position for the year then ended.

 m. Reclassifications

  Effective January 1, 1997, the Company changed its presentation of selling costs in its consolidated statements of operations whereby selling costs are now combined with general and administrative expenses. This presentation is consistent with industry practice. Previously, the Company included these costs as a component of cost of sales. The Company reclassified the prior period amounts to conform with the 1997 presentation.

  Additionally, certain other items in prior period financial statements have been reclassified to conform with current year presentation.

3. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

  Summarized financial information related to the Company's joint ventures accounted for under the equity method are as follows:

                                                                AT DECEMBER 31,
                                                                ---------------
                                                                 1997    1996
                                                                ------- -------
   Assets:
     Cash...................................................... $ 5,545 $   545
     Real estate in process of development and completed model
      homes....................................................  74,835   9,809
     Other assets..............................................   1,319   3,355
                                                                ------- -------
                                                                $81,699 $13,709
                                                                ======= =======
   Liabilities and Equity:
     Accounts payable and accrued expenses..................... $ 5,248 $ 3,409
     Construction loans payable................................  17,442   7,153
     Equity....................................................  59,009   3,147
                                                                ------- -------
                                                                $81,699 $13,709
                                                                ======= =======

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  The Company's share of equity shown above is approximately $23.5 million and $943,000 at December 31, 1997 and 1996, respectively.

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1997    1996    1995
                                                         ------- ------- -------
   Revenues............................................. $24,427 $32,168 $46,166
   Cost of revenues.....................................  17,591  23,817  32,881
                                                         ------- ------- -------
   Net earnings of joint ventures....................... $ 6,836 $ 8,351 $13,285
                                                         ======= ======= =======

  The Company's share of earnings in the joint ventures detailed above varies, but in no case is its share of earnings greater than 50 percent. Additionally, the Company's ownership interests in the joint ventures varies, but in no case does it exceed 50 percent.

  In addition, the sole purpose of two of the joint ventures which the Company is party to is to develop finished lots whereby the Company will purchase the lots from the joint venture to construct homes thereon. The Company does not anticipate recording any income or loss from these two joint ventures.

4. ACQUISITION

  On September 30, 1997, the Company acquired all of the outstanding common stock of Duc Development Company ("Duc"), a privately held northern California homebuilding company, for cash consideration of approximately $16 million of which approximately $5 million is contingent consideration which is to be paid upon the Company obtaining entitlement approvals on a certain parcel of land. Upon such payment, the amount will be recorded as real estate inventory. In connection with this acquisition, the Company acquired certain other real estate assets related to Duc's operations for approximately $55 million in cash and the assumption of approximately $8 million of debt.

  The acquisition has been accounted for as a purchase, and accordingly, the purchase price has been allocated to the net assets acquired based upon their estimated fair market values as of the date of acquisition. The excess of the purchase price over the estimated fair value of net assets acquired totaled approximately $6.85 million, which has been recorded as excess of cost over net assets acquired in the accompanying consolidated balance sheets and is being amortized on a straight-line basis over seven years. In addition, operations for Duc are included in the accompanying statement of operations commencing October 1, 1997.

  The pro forma effect of including Duc's operations in the Company's consolidated operating results since January 1, 1997 is not presented, as the impact is not material.

5. UNSECURED NOTES PAYABLE AND TRUST DEED NOTES PAYABLE

 a. Unsecured Notes Payable to Banks

  In August 1997, the Company and its bank group amended the unsecured Revolving Credit Facility (the "Facility") to, among other things, increase the commitment to $275 million, increase the term of the Facility from three years to four years and reduce the cost of borrowings and other fees. The Facility has a current maturity date of July 31, 2001. The Facility contains covenants which require, among other things, the maintenance of certain amounts of tangible stockholders' equity, the maintenance of debt-to-equity ratios, and minimum interest coverage ratio provisions, as defined. The Facility also contains provisions which may, in certain circumstances, limit the amount the Company may borrow under the credit facility. At December 31,

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1997, the Company had borrowings of $19.0 million outstanding under this Facility. Interest rates charged under this Facility primarily include Eurodollar and prime rate pricing options. In addition to fees charged on the commitment and unused portion of the Facility, this Facility also requires the Company to maintain a compensating balance, as defined.

  As of December 31, 1997, and throughout the year, the Company was in compliance with the covenants of the Revolving Credit Facility.

 b. Trust Deed Notes Payable

  At December 31, 1997 and 1996, trust deed notes payable primarily consist of trust deeds on land purchases. At December 31, 1997, the weighted average interest rate on these trust deeds was approximately 8.0 percent.

 c. Borrowings and Maturities

  The following summarizes the borrowings during the three years ended December 31, 1997 for the unsecured notes payable and trust deed notes payable:

                                                     1997     1996      1995
                                                    -------  -------  --------
   Maximum borrowings outstanding during year at
    month end...................................... $98,295  $91,299  $101,947
   Average outstanding balance during the year..... $45,395  $78,552  $ 86,377
   Weighted average interest rate for the year.....     7.3%     6.8%      7.5%
   Weighted average interest rate on borrowings
    outstanding at year end........................     7.9%     7.1%      6.8%

  Maturities of the trust deed notes payable and the 8 1/2% and 10 1/2% Senior Notes (see Note 6 below) are as follows:

   YEAR ENDED DECEMBER 31,
   -----------------------
      1998............................................................. $ 34,836
      1999.............................................................   22,338
      2000.............................................................   38,800
      2001.............................................................      --
      2002.............................................................      --
      Thereafter.......................................................   99,331
                                                                        --------
                                                                        $195,305
                                                                        ========

6. SENIOR NOTES

  In 1993, the Company issued $100 million principal amount of its 10 1/2% Senior Notes due March 1, 2000 (the "10 1/2% Senior Notes"). Interest is due and payable on March 1 and September 1 of each year. The 10 1/2% Senior Notes are not redeemable at the option of the Company prior to maturity. The Company is required to make annual mandatory sinking fund payments sufficient to retire 20 percent of the original aggregate principal amount of the Notes ($20 million per year) commencing on March 1, 1997, at a redemption price of 100 percent of the principal amount, with the balance of the notes ($38.8 million) retired on March 1, 2000. The Company made its first $20 million sinking fund payment on the 10 1/2% Senior Notes on March 1, 1997.

  In June 1997, the Company issued $100 million of 8 1/2% Senior Notes due June 15, 2007 (the "8 1/2% Senior Notes"). The 8 1/2% Senior Notes were issued at a discount to yield approximately 8.6 percent and have been reflected net of the unamortized discount in the accompanying consolidated balance sheets. Interest is due and payable on June 15 and December 15 of each year until maturity. These notes are redeemable at the option of

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

the Company, in whole or in part, commencing June 15, 2002 at a price of
104.25 percent of par value, with the call price reducing ratably to par on June 15, 2005. Net proceeds to the Company after offering expenses were approximately $96.9 million.

  Both the 10 1/2% and 8 1/2% Senior Notes (the "Notes") are senior unsecured obligations of the Company and rank pari passu with the Company's other existing senior unsecured indebtedness. The Company will, under certain circumstances, be obligated to make an offer to purchase a portion of both the 10 1/2% and 8 1/2% Senior Notes in the event of the Company's failure to maintain a minimum consolidated net worth, as defined, and under certain other circumstances. In addition, the Notes contain other restrictive covenants which, among other things, impose certain limitations on the ability of the Company to (i) incur additional indebtedness, (ii) create liens, (iii) make restricted payments, as defined, and (iv) sell assets. As of December 31, 1997, the Company was in compliance with the covenants of both the 10 1/2% and 8 1/2% Senior Notes.

7. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate:

    Cash and Equivalents--The carrying amount is a reasonable estimate of fair value. These assets primarily consist of short term investments and demand deposits.

    Investment Securities Held to Maturity--These investments for 1996 consist primarily of U.S. government and corporate debt securities which are publicly traded. The fair value of these issues is based on their quoted market prices at year end.

    Revolving Credit Facility--The carrying amounts of the revolving credit obligations approximate market value because of the frequency of repricing the borrowings (usually 7 to 90 day maturities).

    Trust Deed Notes Payable--These notes are primarily for purchase money deeds of trust on land acquired. These notes have maturities ranging from 3 months to three years. The rates of interest paid on these notes approximate the current rates available for secured real estate financing with similar terms and maturities, therefore, carrying amounts approximate fair value.

    10 1/2% Senior Notes due 2000--This issue is publicly traded on the New York Stock Exchange. Consequently, the fair value of this issue is based on its quoted market price at year end.

    8 1/2% Senior Notes due 2007--This issue is also publicly traded on the New York Stock Exchange. As a result, the fair value of this issue is based on its quoted market price at year end.

  The estimated fair values of the Company's financial instruments from continuing operations are as follows:

                                                      AT DECEMBER 31,
                                            -----------------------------------
                                                  1997              1996
                                            ----------------- -----------------
                                            CARRYING   FAIR   CARRYING   FAIR
                                             AMOUNT   VALUE    AMOUNT   VALUE
                                            -------- -------- -------- --------
   Financial Assets:
     Cash and equivalents.................. $ 8,381  $  8,381 $  5,252 $  5,252
     Investment securities held to
      maturity.............................     --        --     5,329    5,379
   Financial Liabilities:
     Revolving credit facility............. $19,000  $ 19,000 $ 57,300 $ 57,300
     Trust deed notes payable..............  17,174    17,174    4,467    4,467
     10 1/2% senior notes due 2000.........  78,800    82,669  100,000  103,375
     8 1/2% senior notes due 2007..........  99,331   102,990      --       --

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


8. COMMITMENTS AND CONTINGENCIES

  The Company leases office facilities under noncancelable operating leases. Generally, the Company is required to pay taxes and insurance and maintain the assets under such operating leases. Future minimum rental payments on operating leases having an initial term in excess of one year as of December 31, 1997, including Savings, are as follows:

      1998.............................................................. $  990
      1999..............................................................    950
      2000..............................................................    954
      2001..............................................................    859
      2002..............................................................    344
      Thereafter........................................................    210
                                                                         ------
        Subtotal........................................................  4,307
      Less--Sublease income.............................................   (323)
                                                                         ------
        Net rental obligations.......................................... $3,984
                                                                         ======

  Rent expense, net of sublease income, under noncancelable operating leases for the three years ended December 31, 1997 was approximately $1.3 million, $1.4 million and $1.4 million, respectively.

  The Company and certain of its subsidiaries are parties to claims and litigation proceedings arising in the normal course of business. Although the legal responsibility and financial impact with respect to certain claims and litigation cannot presently be ascertained, the Company does not believe that these matters will result in the payment by the Company of monetary damages, net of any applicable insurance proceeds, that, in the aggregate, would be material in relation to the consolidated financial position of the Company. It is reasonably possible that the reserves provided for by the Company with respect to such claims and litigation could change in the near term.

9. INCOME TAXES

  The Company's provision (benefit) for income taxes from continuing operations includes the following components:

                                                       YEAR ENDED DECEMBER 31,
                                                       -----------------------
                                                        1997    1996    1995
                                                       ------- ------ --------
   Current:
     Federal.......................................... $12,909 $  766 $  3,301
     State............................................   3,471    209      991
                                                       ------- ------ --------
                                                        16,380    975    4,292
                                                       ------- ------ --------
   Deferred:
     Federal..........................................     535  3,254  (14,731)
     State............................................     155    968   (4,451)
                                                       ------- ------ --------
                                                           690  4,222  (19,182)
                                                       ------- ------ --------
   Total Provision (Benefit).......................... $17,070 $5,197 $(14,890)
                                                       ======= ====== ========

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  The components of the Company's deferred income tax asset (liability) from continuing operations as of December 31, 1997 and 1996 are as follows:

                                                                1997     1996
                                                               -------  -------
   Inventory adjustments...................................... $10,610  $12,093
   Financial accruals.........................................   5,885    4,144
   Nondeductible purchase price...............................  (4,613)     --
   Other......................................................     254      244
                                                               -------  -------
                                                               $12,136  $16,481
                                                               =======  =======

  At December 31, 1997, the Company has a consolidated net deferred tax asset of approximately $12.1 million reflecting the balance of the benefit created primarily as a result of the $46.5 million noncash charge taken during 1995 related to the impairment of long-lived assets. A significant portion of this asset's realization is dependent upon the Company's ability to generate sufficient taxable income in future years. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced or if tax rates are lowered.

  The effective tax rate differs from the Federal statutory rate of 35 percent for 1997 and 34 percent for 1996 and 1995 due to the following items:

                                                  YEAR ENDED DECEMBER 31,
                                                  --------------------------
                                                   1997     1996      1995
                                                  -------  -------  --------
   Financial income (loss) from continuing
    operations before income taxes............... $41,046  $12,948  $(37,247)
                                                  =======  =======  ========
   Provision (benefit) for income taxes at
    statutory rate............................... $14,366  $ 4,402  $(12,664)
   Increases (decreases) in tax resulting from:
     State income taxes, net.....................   2,481      796    (2,286)
     Other.......................................     223       (1)       60
                                                  -------  -------  --------
   Provision (benefit) for income taxes.......... $17,070  $ 5,197  $(14,890)
                                                  =======  =======  ========
   Effective tax (benefit) rate..................    41.6%    40.1%    (40.0)%
                                                  =======  =======  ========

10. STOCK OPTION PLAN

  In 1991, the Company adopted the 1991 Employee Stock Incentive Plan (the "Plan") pursuant to which officers, directors and employees of the Company are eligible to receive options to purchase common stock of the Company. Under the Plan the maximum number of shares of Company stock that may be issued pursuant to awards granted is one million. On May 13, 1997, the shareholders of the Company approved the 1997 Stock Incentive Plan (the "1997 Plan"). Under the 1997 Plan, the maximum number of shares of Company stock that may be issued is two million.

  Options are typically granted to purchase shares at prices equal to the fair market value of the shares at the date of grant. The options typically vest over a one to five year period and are generally exercisable at various dates over one to 10 year periods. When the options are exercised, the proceeds are credited to equity along with the related income tax benefits, if any.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The following is a summary of the transactions relating to the two respective Plans for the years ended December 31, 1997, 1996 and 1995:

                                1997               1996               1995
                         ------------------- ------------------ -----------------
                                    WEIGHTED           WEIGHTED          WEIGHTED
                                    AVERAGE            AVERAGE           AVERAGE
                                    EXERCISE           EXERCISE          EXERCISE
                          OPTIONS    PRICE   OPTIONS    PRICE   OPTIONS   PRICE
                         ---------  -------- --------  -------- -------  --------
Options, beginning of
 year...................   928,590   $ 6.30   721,590   $9.73   771,990   $9.80
Granted.................   343,000    10.70   365,000    6.35    20,000    5.75
Exercised...............  (292,100)    5.81       --      --     (9,000)   6.88
Canceled................   (20,500)    7.83  (158,000)   9.48   (61,400)   9.76
                         ---------   ------  --------   -----   -------   -----
Outstanding, end of
 year...................   958,990   $ 7.99   928,590   $6.30   721,590   $9.73
                         =========   ======  ========   =====   =======   =====
Options exercisable at
 end of year............   360,990            588,590           671,590
                         =========           ========           =======
Options available for
 future grant........... 1,685,275              7,775           214,775
                         =========           ========           =======


  In January 1998, the Company granted an additional 400,000 stock options pursuant to the 1997 Plan.

  During the fourth quarter of 1996 the Company repriced 326,100 options which were previously granted to nonexecutive employees. The new price represents the fair market value of the shares at the date of repricing. Additionally, the weighted average exercise price for all options outstanding as of December 31, 1996 reflects the repriced options at their new exercise price.

  The following information is provided pursuant to the requirements of FAS
123.

  The fair value of each option granted during the three years in the period ended December 31, 1997 is estimated using the Black--Scholes option-pricing model on the date of grant using the following weighted average assumptions:

                                                       1997     1996     1995
                                                      -------  -------  -------
   Dividend yield....................................    1.31%     2.0%     2.1%
   Expected volatility...............................   43.80%   46.30%   53.46%
   Risk-free interest rate...........................    6.17%    6.12%    6.70%
   Expected life..................................... 5 years  5 years  5 years

  The 958,990 options outstanding as of December 31, 1997 have exercise prices between $5.38 and $13.75, with a weighted average exercise price of $7.99 and a weighted average remaining contractual life of 7.72 years. As of December 31, 1997, 360,990 of these options are exercisable with a weighted average exercise price of $6.47. The weighted average fair value of options granted during the years ended December 31, 1997, 1996 and 1995 was $6.55, $2.75 and $2.66, respectively.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  During the years ended December 31, 1997, 1996 and 1995, no compensation expense was recognized related to the stock options granted, however, had compensation cost been determined consistent with FAS 123 for the Company's 1997, 1996 and 1995 grants for its stock-based compensation plan, the Company's net income (loss), and diluted net income (loss) per share for the years ended December 31, 1997, 1996 and 1995 would approximate the pro forma amounts below:

                                                 YEAR ENDED DECEMBER 31,
                            -----------------------------------------------------------------
                                    1997                  1996                  1995
                            --------------------- --------------------- ---------------------
                            AS REPORTED PRO FORMA AS REPORTED PRO FORMA AS REPORTED PRO FORMA
                            ----------- --------- ----------- --------- ----------- ---------
   Net income (loss).......   $27,326    $27,100    $8,393     $7,619    $(27,363)  $(27,394)
   Diluted net income
    (loss) per common
    share..................   $   .92    $   .91    $  .28     $  .25    $   (.90)  $   (.90)

  The effects of applying FAS 123 in this pro forma disclosure are not indicative of future amounts.

11. STOCKHOLDER RIGHTS PLAN AND COMMON STOCK REPURCHASE PLAN

  The Company has a stockholder rights agreement (the "Agreement") in place. Under the Agreement, one right will be granted for each share of the Company's outstanding common stock. Each right entitles the holder, in certain takeover situations, as defined, and after paying the exercise price (currently $40), to purchase Company common stock having a market value equal to two times the exercise price. Also, if the Company is merged into another corporation, or if 50 percent or more of the Company's assets are sold, the rightholders may be entitled, upon payment of the exercise price, to buy common shares of the acquiring corporation at a 50 percent discount from the then current market value. In either situation, these rights are not available to the acquiring party. However, these exercise features will not be activated if the acquiring party makes an offer to acquire all of the Company's outstanding shares at a price which is judged by the Board of Directors to be fair to all Company stockholders. The rights may be redeemed by the Company under certain circumstances at the rate of $.01 per right. The rights will expire on December 31, 2001, unless earlier redeemed or exchanged.

  In July 1995, the Board of Directors of the Company authorized the repurchase of up to $10 million of the Company's common stock. In January 1997, the Board increased the repurchase limit to $20 million. For the year ended December 31, 1997, the Company repurchased 284,800 shares of its common stock for an aggregate price of $2.1 million. Since July 1995, the Company has repurchased an aggregate of 1,285,750 shares of its common stock for approximately $8.3 million through the year ended December 31, 1997.

12. DISCONTINUED OPERATIONS

  In May 1997, the Company's Board of Directors adopted a plan of disposition (the "Plan") for the Company's savings and loan subsidiary. Pursuant to the Plan, the Company sold substantially all of Savings' mortgage loan portfolio in June 1997. The proceeds from the sale of the mortgages were used to pay off substantially all of the outstanding balances of Federal Home Loan Bank advances with the remaining amount temporarily invested until the savings deposits are sold along with Savings' remaining assets. In June 1997, the Company also entered into a definitive agreement to sell the remainder of Savings' business, including Savings' charter. The definitive agreement was subject to a number of conditions, including, approval of the transaction by the Office of Thrift Supervision ("OTS"). As a result of the failure of the OTS to approve the transaction prior to the definitive agreement's termination date, the definitive agreement terminated on January 31, 1998. The Company plans to continue pursuing a disposition strategy with respect to Savings and, therefore, Savings

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

has been accounted for as a discontinued operation and the results of its operations have been segregated in the accompanying consolidated financial statements. Management currently estimates that both the disposition of Savings under the Plan and the operating results of Savings for the period through the disposition will not result in a significant gain or loss to the Company.

  In November 1997, the Company entered into a definitive agreement to sell all of the outstanding stock of Panel Concepts, Inc. ("Panel") to a third party which closed December 1, 1997. A net gain of approximately $3.3 million has been reflected in the accompanying consolidated results of operations. Proceeds from the sale of Panel were approximately $9.5 million before transaction and other related costs. In addition, certain non-operating assets of Panel totaling approximately $9 million were distributed to the Company prior to the closing.

  Panel has also been accounted for as a discontinued operation and, accordingly, the results of its operations have been segregated in the accompanying consolidated statements of operations. Additionally, the assets and liabilities of both Savings and Panel have been classified in the accompanying consolidated balance sheets as "Net assets of discontinued operations."

  Interest income and product sales from these discontinued operations aggregated $31,784,000, $39,383,000, and $40,982,000 for the years ended
December 31, 1997, 1996 and 1995, respectively.

  The components of net assets of discontinued operations included in the consolidated balance sheets at December 31, 1997 and 1996 are as follows:

                                                                AT DECEMBER 31,
                                                                ----------------
                                                                 1997     1996
                                                                ------- --------
                                                                   (DOLLARS IN
                                                                   THOUSANDS)
ASSETS
Cash and equivalents........................................... $44,956 $ 10,982
Accounts receivable, net.......................................     --     2,425
Investment securities available for sale.......................  22,559   42,440
Mortgage notes receivable and accrued interest, net............     317  199,135
Manufacturing inventories......................................     --     1,432
Property and equipment, net of accumulated depreciation and
 amortization of $598 and $4,189, respectively.................      98    4,527
Real estate acquired in settlement of loans, net...............     --     2,079
Deferred income taxes..........................................   1,273    1,581
Investment in FHLB stock.......................................   8,465    7,958
Other assets...................................................     108    1,813
                                                                ------- --------
  Total assets--discontinued operations........................ $77,776 $274,372
                                                                ------- --------
LIABILITIES
Savings accounts............................................... $50,230 $132,813
FHLB advances..................................................  18,000  109,000
Accounts payable and accrued expenses..........................     819    4,492
                                                                ------- --------
  Total liabilities--discontinued operations...................  69,049  246,305
                                                                ------- --------
Net assets of discontinued operations.......................... $ 8,727 $ 28,067
                                                                ======= ========

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


13. RESULTS OF QUARTERLY OPERATIONS (UNAUDITED)

                                 FIRST    SECOND    THIRD     FOURTH
                                QUARTER  QUARTER   QUARTER   QUARTER   TOTAL(1)
                                -------- --------  --------  --------  --------
1997:
  Revenues..................... $111,303 $140,578  $177,150  $155,541  $584,571
  Income from continuing
   operations before taxes.....    5,146    7,955    11,660    16,285    41,046
  Income (loss) from
   discontinued operations, net
   of income taxes.............      484      (24)      367      (779)       48
  Gain on disposal of
   discontinued operation, net
   of income taxes.............      --       --        --      3,302     3,302
  Net income................... $  3,517 $  4,667  $  7,241  $ 11,901  $ 27,326
                                ======== ========  ========  ========  ========
  Diluted Net Income Per Share:
  Income per share from
   continuing operations....... $   0.10 $   0.16  $   0.23  $   0.32  $   0.81
  Income (loss) per share from
   discontinued operations, net
   of income taxes.............     0.02     0.00      0.01     (0.03)     0.00
  Gain per share on disposal of
   discontinued operation, net
   of income taxes.............      --       --        --       0.11      0.11
                                -------- --------  --------  --------  --------
  Net income per share......... $   0.12 $   0.16  $   0.24  $   0.40  $   0.92
                                ======== ========  ========  ========  ========
1996:
  Revenues..................... $ 61,584 $101,727  $105,417  $131,135  $399,863
  Income from continuing
   operations before taxes.....      715    2,902     4,158     5,173    12,948
  Income (loss) from
   discontinued operations, net
   of income taxes.............      144      478      (472)      492       642
  Net income................... $    573 $  2,211  $  2,025  $  3,584  $  8,393
                                ======== ========  ========  ========  ========
  Diluted Net Income Per Share:
  Income per share from
   continuing operations....... $   0.02 $   0.06  $   0.08  $   0.10  $   0.26
  Income (loss) per share from
   discontinued operations, net
   of income taxes.............      --      0.01     (0.01)     0.02      0.02
                                -------- --------  --------  --------  --------
  Net income per share......... $   0.02 $   0.07  $   0.07  $   0.12  $   0.28
                                ======== ========  ========  ========  ========

--------
(1) Some amounts do not add across due to rounding differences in quarterly amounts.

14. SUBSEQUENT EVENT (UNAUDITED)

  In February 1998, the Company issued $100 million of 8% Senior Notes due February 15, 2008 (the "Old Notes"). The Old Notes were issued at a discount to yield approximately 8.1 percent. Interest is due and payable on February 15 and August 15 of each year until maturity. These notes are redeemable at the option of the Company, in whole or in part, commencing February 15, 2003 at
104.00 percent of par, with the call price reducing ratably to par on February 15, 2006. Net proceeds to the Company after offering expenses were approximately $97.3 million. Approximately $54.3 million of the net proceeds was used to repay the indebtedness outstanding under the Revolving Credit Facility on the date of closing (February 10, 1998), with the balance of the net proceeds to be used (i) to fund a $20 million sinking fund payment due on March 1, 1998 on the Company's 10 1/2% Senior Notes, (ii) to repay an approximately $11.2 million trust deed note payable due in March of 1998 and
(iii) for general corporate purposes.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The Old Notes are senior unsecured obligations of the Company and rank pari passu with the Company's other existing senior unsecured indebtedness. The Company will, under certain circumstances, be obligated to make an offer to purchase a portion of the Old Notes in the event of the Company's failure to maintain a minimum consolidated net worth, as defined, and under certain other circumstances. In addition, the Old Notes contain other restrictive covenants which, among other things, impose certain limitations on the ability of the Company to (i) incur additional indebtedness, (ii) create liens, (iii) make restricted payments, as defined, and (iv) sell assets.

No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell, or solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.


                               TABLE OF CONTENTS

-------------------------------------------------------------------------------

Available Information......................................................   3
Incorporation of Certain Documents by Reference............................   3
Summary....................................................................   4
Statement Regarding Forward Looking Disclosure.............................  14
Risk Factors...............................................................  14
The Exchange Offer.........................................................  17
Capitalization.............................................................  26
Selected Consolidated Financial Data.......................................  27
Management's Discussion and Analysis of Financial Condition and Results of
 Operations................................................................  28
Business...................................................................  35
Description of Certain Indebtedness........................................  41
Description of the New Notes...............................................  42
Plan of Distribution.......................................................  58
Certain United States Federal Income Tax Considerations....................  59
Legal Matters..............................................................  62
Independent Auditors.......................................................  62
Index to Financial Statements.............................................. F-1




                       [LOGO OF STANDARD PACIFIC CORP.]

                            STANDARD PACIFIC CORP.

                           Offer for All Outstanding
                            8% Senior Notes due 2008
                                in Exchange for
                       8% Series A Senior Notes due 2008

                               ----------------
                                  PROSPECTUS
                               ----------------

                              April   , 1998

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS

  Section 145 of the Delaware General Corporation Law ("DGCL") makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of Standard Pacific Corp. (the "Registrant") under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. The Registrant's Certificate of Incorporation ("Certificate") and Bylaws provide, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, the Registrant will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the is a director or officer of the Registrant or is or was serving at the request or the Registrant as a director or officer of another corporation or enterprise. The Registrant has also entered into indemnification agreements with its officers and directors. The Registrant may, in its discretion, similarly indemnify its employees and agents. The Registrant's Certificate relieves its directors from monetary damages to the Registrant or its stockholders for breach of such director's fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except
(i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit. Depending upon the character of the proceeding, under Delaware law, the Registrant may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful. To the extent that a director or officer of the Registrant has been successful in the defense of any action, suit or proceeding referred to above, the Registrant would have the right to indemnify him or her against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

   EXHIBIT
   NUMBER                         DESCRIPTION OF EXHIBIT
   -------                        ----------------------
   *1.1    Purchase Agreement, dated February 5, 1998, by and among the Company and SBC Warburg Dillon Read Inc., BancAmerica Robertson Stephens and
           Donaldson Lufkin & Jenrette Securities Corporation.
   *4.1    Rights Agreement, dated as of December 31, 1991, between the Company and Manufacturers Hanover Trust Company of California, as Rights
           Agent, incorporated by reference to Exhibit 4.1 of the Registration
           Statement on Form S-4 (file no. 33-42293).
   *4.2    Standard Pacific Corp. Officers' Certificate dated March 5, 1993 with respect to the Company's 10 1/2% Senior Notes due 2000 incorporated by reference to Exhibit 4 of the Company's Current
           Report on Form 8-K dated March 5, 1993.
   *4.3    Standard Pacific Corp. Officers' Certificate dated June 17, 1997 with respect to the Registrant's 8 1/2% Senior Notes due 2007 incorporated by reference to Exhibit 4.1 of the Company's Current
           Report on Form 8-K dated June 17, 1997.

   EXHIBIT
   NUMBER                         DESCRIPTION OF EXHIBIT
   -------                        ----------------------
    *4.4   Standard Pacific Corp. Officers' Certificate dated February 5, 1998 with respect to the Company's 8% Senior Notes due 2008 incorporated by reference to Exhibit 4.4 of the Company's Annual Report on Form
           10-K dated March 10, 1998.
    *4.5   Registration Rights Agreement dated as of February 5, 1998 between the Company and SBC Warburg Dillon Read Inc., BancAmerica Robertson
           Stephens and Donaldson Lufkin & Jenrette Securities Corporation
           incorporated by reference to Exhibit 4.5 of the Company's Annual
           Report on Form 10-K dated March 10, 1998.
     4.6   Form of Standard Pacific Corp. Officers' Certificate dated     ,
           1998 with respect to the Company's 8% Series A Senior Notes due
           2008.
    *4.7   Indenture dated as of April 1, 1992 by and between the Company and
           United States Trust Company of New York, Trustee, incorporated by reference to Exhibit 4 to the Company's Current Report on Form 8-K
           dated February 24, 1993.
     4.8   Form of Letter of Transmittal regarding the offer for all
           outstanding 8% Senior Notes due 2008 in exchange for 8% Series A
           Senior Notes due 2008.
    *5.1   Opinion of Gibson, Dunn & Crutcher LLP.
   *12.1   Statements re computation of ratios.
   *23.1   Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).
   *23.2   Consent of Arthur Andersen LLP.
   *24.1   Power of Attorney.
   *25.1   Statement of Eligibility of Trustee under the Trust Indenture Act of
           1939 on Form T-1.
    99.1   Notice of Guaranteed Delivery

--------
*  Previously filed.

  (b) Financial Statement Schedules

  All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 22. UNDERTAKINGS

  The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning the transaction that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Costa Mesa, State of California, on April 23, 1998.

                                          STANDARD PACIFIC CORP.

                                              /s/ Arthur E. Svendsen
                                          By: _________________________________

                                               Arthur E. Svendsen Chairman of
                                               the Board and Chief Executive
                                                        Officer


  Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                  DATE
             ---------                           -----                  ----

     /s/ Arthur E. Svendsen          Chairman of the Board, Chief  April 23, 1998
____________________________________  Executive Officer and
         Arthur E. Svendsen           Director

    * Stephen J. Scarborough         President and Director        April 23, 1998
____________________________________
       Stephen J. Scarborough

       * Andrew H. Parnes            Vice President, Chief         April 23, 1998
____________________________________  Financial Officer and
          Andrew H. Parnes            Treasurer

      * Dr. James L. Doti            Director                      April 23, 1998
____________________________________
         Dr. James L. Doti

                                     Director                      April   , 1998
____________________________________
          Ronald R. Foell

       * Keith D. Koeller            Director                      April 23, 1998
____________________________________
          Keith D. Koeller


             SIGNATURE                           TITLE                  DATE
             ---------                           -----                  ----

                                     Director                       April  , 1998
____________________________________
       William H. Langenberg


      * Donald H. Spengler           Director                      April 23, 1998
____________________________________
         Donald H. Spengler


                                     Director                       April  , 1998
____________________________________
       Robert J. St. Lawrence

*By:   /s/ Arthur E. Svendsen
    --------------------------------
           Arthur E. Svendsen
          as attorney in fact
     pursuant to power of attorney
       filed with the Commission

                                 EXHIBIT INDEX

 EXHIBIT                     DESCRIPTION OF                       SEQUENTIALLY
 NUMBER                          EXHIBIT                          NUMBERED PAGE
 -------                     --------------                       -------------


  *1.1   Purchase Agreement, dated February 5, 1998, by and
         among the Company and SBC Warburg Dillon Read Inc.,
         BancAmerica Robertson Stephens and Donaldson Lufkin &
         Jenrette Securities Corporation.
  *4.1   Rights Agreement, dated as of December 31, 1991,
         between the Company and Manufacturers Hanover Trust
         Company of California, as Rights Agent, incorporated
         by reference to Exhibit 4.1 of the Registration
         Statement on Form S-4 (file no. 33-42293).
  *4.2   Standard Pacific Corp. Officers' Certificate dated
         March 5, 1993 with respect to the Company's 10 1/2%
         Senior Notes due 2000 incorporated by reference to
         Exhibit 4 of the Company's Current Report on Form 8-K
         dated March 5, 1993.
  *4.3   Standard Pacific Corp. Officers' Certificate dated
         June 17, 1997 with respect to the Registrant's 8 1/2%
         Senior Notes due 2007 incorporated by reference to
         Exhibit 4.1 of the Company's Current Report on Form 8-
         K dated June 17, 1997.
  *4.4   Standard Pacific Corp. Officers' Certificate dated
         February 5, 1998 with respect to the Company's 8%
         Senior Notes due 2008 incorporated by reference to
         Exhibit 4.4 of the Company's Annual Report on Form 10-
         K dated March 10, 1998.
  *4.5   Registration Rights Agreement dated as of February 5,
         1998 between the Company and SBC Warburg Dillon Read
         Inc., BancAmerica Robertson Stephens and Donaldson
         Lufkin & Jenrette Securities Corporation incorporated
         by reference to Exhibit 4.5 of the Company's Annual
         Report on Form 10-K dated March 10, 1998.
   4.6   Form of Standard Pacific Corp. Officers' Certificate
         dated     , 1998 with respect to the Company's 8%
         Series A Senior Notes due 2008.
  *4.7   Indenture dated as of April 1, 1992 by and between the
         Company and United States Trust Company of New York,
         Trustee, incorporated by reference to Exhibit 4 to the
         Company's Current Report on Form 8-K dated February
         24, 1993.
   4.8   Form of Letter of Transmittal regarding the offer for
         all outstanding 8% Senior Notes due 2008 in exchange
         for 8% Series A Senior Notes due 2008.
  *5.1   Opinion of Gibson, Dunn & Crutcher LLP.
 *12.1   Statements re computation of ratios.
 *23.1   Consent of Gibson, Dunn & Crutcher LLP (included in
         Exhibit 5.1).
 *23.2   Consent of Arthur Andersen LLP.
 *24.1   Power of Attorney.
 *25.1   Statement of Eligibility of Trustee under the Trust
         Indenture Act of 1939 on Form T-1.
  99.1   Notice of Guaranteed Delivery

--------
*  Previously filed.